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Amana Mutual Funds Trust

Income Fund

Growth Fund

Developing World Fund

Participation Fund

Investor	(AMANX)	Investor	(AMAGX)	Investor	(AMDWX)	Investor	(AMAPX)
Institutional	(AMINX)	Institutional	(AMIGX)	Institutional	(AMIDX)	Institutional	(AMIPX)

Prospectus

September 28, 2018

Investments are consistent with Islamic principles.

Please read this Prospectus and keep it for future reference. It is designed to provide important information and to help investors decide if a Fund's goals match their own.

Neither the Securities and Exchange Commission nor any state securities authority has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Table of Contents:

Amana Income Fund

Investment Objective

Current income and preservation of capital, consistent with Islamic principles. Current income is its primary objective.

Fees and Expenses

This section describes the fees and expenses that you may pay if you buy and hold shares of the Income Fund.

Shareowner Fees

None.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Income Fund	Investor Shares	Institutional Shares
Management Fees	X.XX%	X.XX%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	X.XX%	X.XX%
Total Annual Fund Operating Expenses	X.XX%	X.XX%

Example

The example below is intended to help investors compare the cost of investing in shares of the Income Fund with the cost of investing in other mutual funds.

The example assumes an investor invests $10,000 in shares of the Income Fund for the time periods indicated and then redeems all shares at the end of those periods. The example also assumes that the investment has a 5% return each year and that the Fund's operating expenses remain the same. Although actual costs may be higher or lower, based on these assumptions an investor's expenses would be:

	1 year	3 years	5 years	10 years
Investor Shares	$XXX	$XXX	$XXX	$X,XXX
Institutional Shares	$XXX	$XXX	$XXX	$X,XXX

When you buy shares through a financial intermediary, that intermediary may charge a transaction fee or commission which is not reflected in the expenses table or example. Purchases and redemptions of Fund shares will be made at the daily net asset value established by the Fund (before any commission).

Portfolio Turnover

The Income Fund may have transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in taxable distributions. Personal income taxes, which are not reflected in annual fund operating expenses or in the example, affect your after-tax returns. During the most recent fiscal year, the Fund's portfolio turnover rate was X.XX% of the average value of its portfolio.

Principal Investment Strategies

The Income Fund invests primarily in dividend-paying common stocks, including foreign stocks. Investment decisions are made in accordance with Islamic principles. Generally, Islamic principles require that investors share in profit and loss, that they receive no usury or interest, and that they do not invest in a business that is prohibited by Islamic principles. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

The Income Fund does not make any investments that pay interest. In accordance with Islamic principles, the Fund shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Islamic principles discourage speculation, and the Fund tends to hold investments for several years.

The Income Fund diversifies its investments across industries and companies, and generally follows a large-cap value investment style. Common stock purchases are restricted to dividend-paying companies. The Fund seeks companies demonstrating both Islamic and sustainable characteristics. The Fund's adviser (Saturna Capital Corporation) considers issuers with sustainable characteristics to be those issuers that are generally larger, more established, consistently profitable, and financially strong, and with robust policies in the areas of the environment, social responsibility, and corporate governance ("ESG"). The Fund's adviser uses internally developed rating systems to identify issuers that it believes demonstrate Islamic and sustainable characteristics.

It is the policy of the Income Fund, under normal circumstances, to invest at least 80% of its assets in income-producing securities, primarily dividend-paying common stocks.

Amana Income Fund

Principal Risks of Investing

Market risk: The value of Income Fund shares rises and falls as the value of the securities in which the Fund invests goes up and down. Consider investing in the Fund only if you are willing to accept the risk that you may lose money. Fund share prices, yields, and total returns will change with the fluctuations in the securities markets as well as the fortunes of the industries and companies in which the Fund invests.

Investment strategy risk: Islamic principles restrict the Income Fund's ability to invest in certain market sectors, such as financial companies and conventional fixed-income securities. The adviser believes that Islamic and sustainable investing may mitigate security-specific risks, but the screens used in connection with these strategies reduce the investable universe, which may limit investment opportunities and adversely affect the Fund's performance. Because Islamic principles preclude the use of interest-paying instruments, cash reserves do not earn income.

Foreign investing risk: The Income Fund may invest in securities that are not traded in the United States when market conditions or investment opportunities arise that, in the judgment of the adviser (Saturna Capital Corporation), warrant such investment. Investments in the securities of foreign issuers may involve risks in addition to those normally associated with investments in the securities of US issuers. All foreign investments are subject to risks of: (1) foreign political and economic instability; (2) adverse movements in foreign exchange rates; (3) currency devaluation; (4) the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital; (5) changes in foreign governmental attitudes towards private investment, including potential nationalization, increased taxation, or confiscation of assets; and (6) differing reporting, accounting, and auditing standards of foreign countries.

Performance

Annual Total Return

The following bar chart presents the calendar year total returns of the Income Fund Investor Shares before taxes. The bar chart provides an indication of the risks of investing in the Fund by showing changes in performance from year to year. A fund's past performance (before and after taxes) is not a guarantee of how a fund will perform in the future.

Performance data current to the most recent month-end and quarter-end are available on www.amanafunds.com.

Best Quarter	Q2 2009	12.39%
Worst Quarter	Q3 2011	-14.15%
The year-to-date return as of the most recent calendar quarter (which ended June 30, 2018) was -3.91%.

Average Annual Total Returns

The table below presents the average annual returns for the Income Fund and provides an indication of the risks of investing in the Fund by showing how the Fund's average annual returns for 1, 5, and 10 years compare to those of a broad-based market index.

	Periods ended December 31, 2017
	1 Year	5 Years	10 Years
Income Fund Investor Shares		AMANX
Return before taxes	21.69%	12.84%	8.05%
Return after taxes on distributions	20.21%	11.92%	7.49%
Return after taxes on distributions and sale of Fund shares	13.41%	9.94%	6.28%

Amana Income Fund

	1 Year	Since Inception September 25, 2013
Income Fund Institutional Shares		AMINX
Return before taxes	21.97%	10.76%
	1 Year	5 Years	10 Years
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	21.83%	15.80%	8.49%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local taxes. After-tax returns illustrated are only for the Investor Shares; after-tax returns for Institutional Shares will vary. Actual after-tax returns depend on an investor's tax situation and likely differ from those illustrated. After-tax illustrations are not relevant to retirement plans, corporations, trusts, or other investors that are taxed at special rates.

Investment Adviser

Saturna Capital Corporation is the Income Fund's investment adviser.

Portfolio Managers

Since 1990, Mr. Nicholas Kaiser CFA, chairman of Saturna Capital Corporation, has been primarily responsible for the day-to-day management of the Income Fund. Since 2012, Mr. Scott Klimo CFA, chief investment officer at Saturna Capital Corporation, has been the deputy portfolio manager for the Fund. Since July 2018, and previously from 2008 to 2012, Mr. Monem Salam MBA, a global portfolio manager at Saturna Capital Corporation, has been a deputy portfolio manager for the Fund.

Purchase and Sale of Fund Shares

You may open an account and purchase Income Fund Investor Shares by sending a completed application, a photocopy of a government-issued identity document, and a check for $250 or more payable to the Amana Income Fund.

Income Fund Institutional Shares are available with a miminum investment of $100,000.

Shareowners may purchase additional shares at any time in minimum amounts of $25.

Shareowners may redeem shares of their investment on any business day by these methods:

Written request

Write:       Amana Mutual Funds
                Box N
                Bellingham, WA 98227-0596

Or Fax:     360-734-0755

Telephone request

Call:   888-732-6262 or 360-734-9900

Online

Visit:   www.amanafunds.com

Tax Information

Distributions you receive from the Fund may be taxed as ordinary income, qualified dividend income, or capital gains.

Financial Intermediary Compensation

If you purchase the Income Fund through a broker-dealer or other financial intermediary (such as a bank or investment adviser), the Fund and its related companies may pay the intermediary for the sale of shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your broker-dealer or other financial intermediary's website for more information.

Amana Growth Fund

Investment Objective

Long-term capital growth, consistent with Islamic principles.

Fees and Expenses

This section describes the fees and expenses that you may pay if you buy and hold shares of the Growth Fund.

Shareowner Fees

None.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Growth Fund	Investor Shares	Institutional Shares
Management Fees	X.XX%	X.XX%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	X.XX%	X.XX%
Total Annual Fund Operating Expenses	X.XX%	X.XX%

Example

The example below is intended to help investors compare the cost of investing in shares of the Growth Fund with the cost of investing in other mutual funds.

The example assumes an investor invests $10,000 in shares of the Growth Fund for the time periods indicated and then redeems all shares at the end of those periods. The example also assumes that the investment has a 5% return each year and that the Fund's operating expenses remain the same. Although actual costs may be higher or lower, based on these assumptions an investor's expenses would be:

	1 year	3 years	5 years	10 years
Investor Shares	$XXX	$XXX	$XXX	$X,XXX
Institutional Shares	$XXX	$XXX	$XXX	$X,XXX

When you buy shares through a financial intermediary, that intermediary may charge a transaction fee or commission which is not reflected in the expenses table or example. Purchases and redemptions of Fund shares will be made at the daily net asset value established by the Fund (before any commission).

Portfolio Turnover

The Growth Fund may have transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in taxable distributions. Personal income taxes, which are not reflected in annual fund operating expenses or in the example, affect your after-tax returns. During the most recent fiscal year, the Fund's portfolio turnover rate was X.XX% of the average value of its portfolio.

Principal Investment Strategies

The Growth Fund invests only in common stocks, including foreign stocks. Investment decisions are made in accordance with Islamic principles. Generally, Islamic principles require that investors share in profit and loss, that they receive no usury or interest, and that they do not invest in a business that is prohibited by Islamic principles. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

The Growth Fund does not make any investments that pay interest. In accordance with Islamic principles, the Fund shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Islamic principles discourage speculation, and the Fund tends to hold investments for several years.

The Growth Fund diversifies its investments across industries and companies, and generally follows a large-cap value investment style. The Fund favors companies expected to grow earnings and stock prices faster than the economy which tend to be smaller and less seasoned companies. The Fund seeks companies demonstrating both Islamic and sustainable characteristics. The Fund's adviser (Saturna Capital Corporation) considers issuers with sustainable characteristics to be those issuers that are generally larger, more established, consistently profitable, and financially strong, and with robust policies in the areas of the environment, social responsibility, and corporate governance ("ESG"). The Fund's adviser uses internally developed rating systems to identify issuers that it believes demonstrate Islamic and sustainable characteristics.

It is the policy of the Growth Fund, under normal circumstances, to invest at least 80% of assets in common stocks. The Fund's adviser (Saturna Capital Corporation) selects investments primarily on past earnings and revenue growth rates, and the expectation of increases in earnings and share price.

Amana Growth Fund

Principal Risks of Investing

Market risk: The value of Growth Fund shares rises and falls as the value of the stocks in which the Fund invests goes up and down. Consider investing in the Fund only if you are willing to accept the risk that you may lose money. Fund share prices, yields, and total returns will change with the fluctuations in the securities markets as well as the fortunes of the industries and companies in which the Fund invests.

Small-cap risk: The smaller and less seasoned companies that may be in the Growth Fund have a greater risk of price volatility. Growth stocks, which can be priced on future expectations rather than current results, may decline substantially when expectations are not met or general market conditions weaken.

Investment strategy risk: Islamic principles restrict the Growth Fund's ability to invest in certain market sectors, such as financial companies and conventional fixed-income securities. The adviser believes that Islamic and sustainable investing may mitigate security-specific risks, but the screens used in connection with these strategies reduce the investable universe, which may limit investment opportunities and adversely affect the Fund's performance. Because Islamic principles preclude the use of interest-paying instruments, cash reserves do not earn income.

Foreign investing risk: The Growth Fund may invest in securities that are not traded in the United States when market conditions or investment opportunities arise that, in the judgment of the adviser (Saturna Capital Corporation), warrant such investment. Investments in the securities of foreign issuers may involve risks in addition to those normally associated with investments in the securities of US issuers. All foreign investments are subject to risks of: (1) foreign political and economic instability; (2) adverse movements in foreign exchange rates; (3) currency devaluation; (4) the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital; (5) changes in foreign governmental attitudes towards private investment, including potential nationalization, increased taxation, or confiscation of assets; and (6) differing reporting, accounting, and auditing standards of foreign countries.

Performance

Annual Total Return

The following bar chart presents the calendar year total returns of the Growth Fund Investor Shares before taxes. The bar chart provides an indication of the risks of investing in the Fund by showing changes in performance from year to year. A fund's past performance (before and after taxes) is not a guarantee of how a fund will perform in the future.

Performance data current to the most recent month-end and quarter-end are available on www.amanafunds.com.

Best Quarter	Q3 2010	12.77%
Worst Quarter	Q4 2008	-18.34%
The year-to-date return as of the most recent calendar quarter (which ended June 30, 2018) was 3.69%.

Average Annual Total Returns

The table below presents the average annual returns of the Growth Fund and provides an indication of the risks of investing in the Fund by showing how the Fund's average annual returns for 1, 5, and 10 years compare to those of a broad-based market index.

	Periods ended December 31, 2017
	1 Year	5 Years	10 Years
Growth Fund Investor Shares		AMAGX
Return before taxes	28.98%	14.12%	8.59%
Return after taxes on distributions	26.03%	12.12%	7.62%
Return after taxes on distributions and sale of Fund shares	17.94%	10.90%	7.02%

Amana Growth Fund

	1 Year	Since Inception September 25, 2013
Growth Fund Institutional Shares		AMIGX
Return before taxes	29.29%	13.67%

	1 Year	5 Years	10 Years
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	21.83%	15.80%	8.49%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local taxes. After-tax returns illustrated are only for the Investor Shares; after-tax returns for Institutional Shares will vary. Actual after-tax returns depend on an investor's tax situation and likely differ from those illustrated. After-tax illustrations are not relevant to retirement plans, corporations, trusts, or other investors that are taxed at special rates.

Investment Adviser

Saturna Capital Corporation is the Growth Fund's investment adviser.

Portfolio Managers

Since 1994, Mr. Nicholas Kaiser CFA, chairman of Saturna Capital Corporation, has been primarily responsible for the day-to-day management of the Growth Fund. Since 2012, Mr. Scott Klimo CFA, chief investment officer at Saturna Capital Corporation, has been the deputy portfolio manager for the Fund. Since July 2018, and previously from 2008 to 2012, Mr. Monem Salam MBA, a global portfolio manager at Saturna Capital Corporation, has been a deputy portfolio manager for the Fund.

Purchase and Sale of Fund Shares

You may open an account and purchase Growth Fund Investor Shares by sending a completed application, a photocopy of a government-issued identity document, and a check for $250 or more payable to the Amana Growth Fund.

Growth Fund Institutional Shares are available with a miminum investment of $100,000.

Shareowners may purchase additional shares at any time in minimum amounts of $25.

Shareowners may redeem shares of their investment on any business day by these methods:

Written request

Write:       Amana Mutual Funds
                Box N
                Bellingham, WA 98227-0596

Or Fax:     360-734-0755

Telephone request

Call:   888-732-6262 or 360-734-9900

Online

Visit:   www.amanafunds.com

Tax Information

Distributions you receive from the Fund may be taxed as ordinary income, qualified dividend income, or capital gains.

Financial Intermediary Compensation

If you purchase the Growth Fund through a broker-dealer or other financial intermediary (such as a bank or investment adviser), the Fund and its related companies may pay the intermediary for the sale of shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your broker-dealer or other financial intermediary's website for more information.

Amana Developing World Fund

Investment Objective

Long-term capital growth, consistent with Islamic principles.

Fees and Expenses

This section describes the fees and expenses that you may pay if you buy and hold shares of the Developing World Fund.

Shareowner Fees

None.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Developing World Fund	Investor Shares	Institutional Shares
Management Fees	X.XX%	X.XX%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	X.XX%	X.XX%
Total Annual Fund Operating Expenses	X.XX%	X.XX%

Example

The example below is intended to help investors compare the cost of investing in shares of the Developing World Fund with the cost of investing in other mutual funds.

The example assumes an investor invests $10,000 in shares of the Developing World Fund for the time periods indicated and then redeems all shares at the end of those periods. The example also assumes that the investment has a 5% return each year and that the Fund's operating expenses remain the same. Although actual costs may be higher or lower, based on these assumptions an investor's expenses would be:

	1 year	3 years	5 years	10 years
Investor Shares	$XXX	$XXX	$XXX	$X,XXX
Institutional Shares	$XXX	$XXX	$XXX	$X,XXX

When you buy shares through a financial intermediary, that intermediary may charge a transaction fee or commission which is not reflected in the expenses table or example. Purchases and redemptions of Fund shares will be made at the daily net asset value established by the Fund (before any commission).

Portfolio Turnover

The Developing World Fund may have transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in taxable distributions. Personal income taxes, which are not reflected in annual fund operating expenses or in the example, affect your after-tax returns. During the most recent fiscal year, the Fund's portfolio turnover rate was X.XX% of the average value of its portfolio.

Principal Investment Strategies

The Developing World Fund invests only in common stocks of companies with significant exposure (50% or more of production assets, or revenues) to countries with developing economies and/or markets. Investment decisions are made in accordance with Islamic principles. Generally, Islamic principles require that investors share in profit and loss, that they receive no usury or interest, and that they do not invest in a business that is prohibited by Islamic principles. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

The Developing World Fund does not make any investments that pay interest. In accordance with Islamic principles, the Funds shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Islamic principles discourage speculation, and the Funds tend to hold investments for several years.

The Developing World Fund diversifies its investments across the countries of the developing world, industries, and companies, and generally follows a large-cap value investment style. The Fund seeks companies demonstrating both Islamic and sustainable characteristics. The Fund's adviser considers issuers with sustainable characteristics to be those issuers that are generally larger, more established, consistently profitable, and financially strong, and with robust policies in the areas of the environment, social responsibility, and corporate governance ("ESG"). The Fund's adviser uses internally developed rating systems to identify issuers that it believes demonstrate Islamic and sustainable characteristics.

In determining whether a country is part of the developing world, the Fund's adviser (Saturna Capital Corporation) will consider such factors as the country's per capita gross domestic product, the percentage of the country's economy that is industrialized, market capitalization as a percentage of gross domestic product, the overall regulatory environment, and limits on foreign ownership and restrictions on repatriation of initial capital or income.

By allowing investments in companies headquartered in more advanced economies yet having the majority of production assets or revenues in the developing world, the Developing World Fund seeks to reduce its foreign investing risk.

It is the policy of the Developing World Fund, under normal circumstances, to invest at least 80% of assets in common

Amana Developing World Fund

stocks of companies with significant exposure to countries with developing economies and/or markets,

The adviser maintains a list of countries it considers to have developing economies and/or markets. The list, which changes over time, currently includes: Argentina, Bahrain, Brazil, Chile, China, Colombia, Croatia, Czech Republic, Egypt, Hungary, India, Indonesia, Jordan, Kuwait, Lebanon, Malaysia, Malta, Mexico, Morocco, Oman, Panama, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey, Ukraine, and United Arab Emirates.

Principal Risks of Investing

Market risk: The value of Developing World Fund shares rises and falls as the value of the stocks in which the Fund invests goes up and down. Consider investing in the Fund only if you are willing to accept the risk that you may lose money. Fund share prices, yields, and total returns will change with the fluctuations in the securities and currency markets as well as the fortunes of the industries and companies in which the Fund invests.

Investment strategy risk: Islamic principles restrict the Developing World Fund's ability to invest in certain market sectors, such as financial companies and conventional fixed-income securities. The adviser believes that Islamic and sustainable investing may mitigate security-specific risks, but the screens used in connection with these strategies reduce the investable universe which may limit investment opportunities and adversely affect the Fund's performance. Because Islamic principles preclude the use of interest-paying instruments, cash reserves do not earn income.

Foreign investing risk: The Developing World Fund involves risks not typically associated with investing in US securities. Investments in the securities of foreign issuers may involve risks in addition to those normally associated with investments in the securities of US issuers. All foreign investments are subject to risks of: (1) foreign political and economic instability; (2) adverse movements in foreign exchange rates; (3) currency devaluation; (4) the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital; (5) changes in foreign governmental attitudes towards private investment, including potential nationalization, increased taxation, or confiscation of assets, and (6) differing reporting, accounting, and auditing standards of foreign countries.

Emerging markets risk: The risks of foreign investing are generally magnified in the smaller and more volatile securities markets of the developing world.

Performance

Annual Total Returns

The following bar chart presents the calendar year total returns of the Developing World Fund Investor Shares before taxes. The bar chart provides an indication of the risks of investing in the Fund by showing changes in performance from year to year. A fund's past performance (before and after taxes) is not a guarantee of how a fund will perform in the future.

Performance data current to the most recent month-end and quarter-end are available on www.amanafunds.com.

1 For the period September 28, 2009 (the inception of the fund) through December 31, 2009 and not annualized.

Best Quarter	Q1 2017	7.13%
Worst Quarter	Q3 2015	-13.37%
The year-to-date return as of the most recent calendar quarter (which ended June 30, 2018) was -8.79%.

Average Annual Total Returns

The table below presents the average annual returns of the Developing World Fund and provides an indication of the risks of investing in the Fund by showing how the Fund's average annual returns for the previous one and five years and since the Fund's inception on September 28, 2009, compare to those of a broad-based market index.

	Periods ended December 31, 2017
	1 Year	5 Years	Since inception September 28, 2009
Developing World Fund Investor Shares			AMDWX
Return before taxes	21.39%	0.36%	1.03%
Return after taxes on distributions	21.36%	0.29%	0.98%
Return after taxes on distributions and sale of Fund shares	12.17%	0.27%	0.79%

Amana Developing World Fund

	1 Year	Since inception September 25, 2013
Developing World Fund Institutional Shares			AMIDX
Return before taxes	21.71%	0.30%

	1 Year	5 Years	Since inception September 28, 2009
Morgan Stanley Capital International (MSCI) Emerging Markets Index
(reflects no deduction for fees, expenses, or taxes)	37.28%	4.35%	5.50%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local taxes. After-tax returns illustrated are only for the Investor Shares; after-tax returns for Institutional Shares will vary. Actual after-tax returns depend on an investor's tax situation and likely differ from those illustrated. After-tax illustrations are not relevant to retirement plans, corporations, trusts, or other investors that are taxed at special rates.

In loss periods, the average after-tax total return may be higher than average annual total return because of an assumed deduction of losses from other income.

Investment Adviser

Saturna Capital Corporation is the Developing World Fund's investment adviser.

Portfolio Managers

Since July 2014, Mr. Scott Klimo CFA, chief investment officer at Saturna Capital Corporation, has been primarily responsible for the day-to-day management of the Developing World Fund. Previously, he was the Fund's deputy portfolio manager since 2012. Since September 2017, and previously from 2009 to 2012, Mr. Monem Salam MBA, a global portfolio manager ~~and investment analyst~~ at Saturna Capital Corporation, has been a deputy portfolio manager for the Fund.

Purchase and Sale of Fund Shares

You may open an account and purchase Developing World Fund Investor Shares by sending a completed application, a photocopy of a government-issued identity document, and a check for $250 or more payable to the Amana Developing World Fund.

Developing World Fund Institutional Shares are available with a miminum investment of $100,000.

Shareowners may purchase additional shares at any time in minimum amounts of $25.

Shareowners may redeem shares of their investment on any business day by these methods:

Written request

Write:       Amana Mutual Funds
                Box N
                Bellingham, WA 98227-0596

Or Fax:     360-734-0755

Telephone request

Call:   888-732-6262 or 360-734-9900

Online

Visit:   www.amanafunds.com

Tax Information

Distributions you receive from the Fund may be taxed as ordinary income, qualified dividend income, or capital gains.

Financial Intermediary Compensation

If you purchase the Developing World Fund through a broker-dealer or other financial intermediary (such as a bank or investment adviser), the Fund and its related companies may pay the intermediary for the sale of shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your broker-dealer or other financial intermediary's website for more information.

Amana Participation Fund

Investment Objective

Capital preservation and current income, consistent with Islamic principles. Capital preservation is its primary objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Participation Fund.

Shareowner Fees

None.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Participation Fund	Investor Shares	Institutional Shares
Management Fees	X.XX%	X.XX%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	X.XX%	X.XX%
Total Annual Fund Operating Expenses	X.XX%	X.XX%

Example

The example below is intended to help investors compare the cost of investing in shares of the Participation Fund with the cost of investing in other mutual funds.

The example assumes an investor invests $10,000 in shares of the Participation Fund for the time periods indicated and then redeems all shares at the end of those periods. The example also assumes that the investment has a 5% return each year and that the Fund's operating expenses remain the same.

Although actual costs may be higher or lower, based on these assumptions an investor's expenses would be:

	1 year	3 years	5 years	10 years
Investor Shares	$XXX	$XXX	$XXX	$X,XXX
Institutional Shares	$XXX	$XXX	$XXX	$X,XXX

When you buy shares through a financial intermediary, that intermediary may charge a transaction fee or commission which is not reflected in the expenses table or example. Purchases and redemptions of Fund shares will be made at the daily net asset value established by the Fund (before any commission).

Portfolio Turnover

The Participation Fund may have transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect your after-tax returns. During the most recent fiscal year, the Fund's portfolio turnover rate was XX.XX% of the average value of its portfolio.

Principal Investment Strategies

~~Under normal conditions, the Participation Fund invests~~ The Participation Fund will invest up to 25% of its total assets in a wholly owned and controlled subsidiary (the "Subsidiary"). The Fund, directly and/or indirectly through its Subsidiary, invests, under normal conditions, at least 80% of its assets in short and intermediate-term Islamic income-producing investments. The Fund invests primarily in notes and certificates issued for payment by foreign governments, their agencies, and financial institutions in transactions structured to be in accordance with Islamic principles. Examples of these notes and certificates include (a) sukuk, which link the returns and cash flows of financing to the assets purchased, or the returns generated from an asset purchased, (b) murabaha, which involves a purchase and sale contract, and (c) wakala, in which accounts are operated under the Islamic finance principle of wakala (an agency agreement).

These investments typically involve the purchase of financial certificates representing investments in tangible assets, project financing, sale and leaseback arrangements, and similar transactions, and the distribution of profits (as opposed to the payment of interest) related to the underlying asset or project. Unlike an investment in a conventional bond that represents a promise to pay interest, these investments involve the sharing of profits and losses in the assets or projects financed by the Fund's investment in the notes and certificates. In addition, the Fund may invest in time deposits with banks that involve underlying purchase and sale agreements to generate the return on the deposit.

Generally, Islamic principles require that investors participate in profit and loss, that they receive no usury or interest, and that they do not invest in a prohibited business. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

In accordance with Islamic principles, the Fund shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Islamic principles discourage speculation, and the Fund tends to hold investments for several years. Under normal circumstances the Fund maintains a dollar-weighted average maturity of two to five years.

Amana Participation Fund

The Participation Fund restricts its investments so that at least 50% are denominated in US dollars, with no more than 10% in any other currency.

Under normal conditions, the Fund invests at least 65% of its assets in securities rated within the four highest grades (Aaa, Aa, A, Baa) by a nationally-recognized rating agency and may invest up to 35% in unrated and high-yield notes and certificates, which may be considered equivalent to "junk bonds."

The Subsidiary invests principally in sukuk, murahaba and wahala. The Fund's investment in the Subsidiary may not exceed 25% of the value of its total assets at the end of each quarter of its taxable year. The Subsidiary, on a consolidated basis, is also subject to the same requirements relating to liquidity, and the timing and method of valuation of portfolio investments described elsewhere in this Prospectus and in the Statement of Additional Information. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

Principal Risks of Investing

Market risk: The value of Participation Fund shares rises and falls as the value of the securities in which the Fund invests goes up and down. Consider investing in the Fund only if you are willing to accept the risk that you may lose money. Fund share prices, yields, and total returns will change with the fluctuations in the securities and currency markets as well as the fortunes of the countries, industries, and companies in which the Fund invests.

Diversification and concentration risks: The Fund is non-diversified and may invest a larger percentage of its assets in fewer issuers, which may cause the Fund to experience more volatility than diversified funds. In addition, the Fund may concentrate its investments within the financial services industry and real estate sector.

Investment strategy risk: The Fund's restricted ability to invest in certain market sectors, such as non-Islamic financial companies and conventional fixed-income securities, limits opportunities and may adversely affect the Fund's performance. Because Islamic principles preclude the use of interest-paying instruments, cash reserves do not earn income.

Liquidity risk: Liquidity risk exists when particular investments are difficult to sell. Investments by the Fund in foreign securities and those that are thinly traded, such as lower quality issuers, tend to involve greater liquidity risk. The market for certain investments may become illiquid under adverse market or economic conditions.

The Fund invests substantially in sukuk certificates that are traded outside of the US or within the US subject to certain trading restrictions which may increase the liquidity risks associated with the Fund's investments.

Foreign investing risk: The Participation Fund involves risks not typically associated with investing in US securities. Investments in the securities of foreign issuers may involve risks in addition to those normally associated with investments in the securities of US issuers. All foreign investments are subject to risks of: (1) foreign political and economic instability; (2) adverse movements in foreign exchange rates; (3) currency devaluation; (4) the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital; (5) changes in foreign governmental attitudes towards private investment, including potential nationalization, increased taxation, or confiscation of assets, and (6) differing reporting, accounting, and auditing standards of foreign countries. The risks of foreign investing are generally magnified in the smaller and more volatile securities markets of the Participation Fund.

Sukuk risk: Sukuk are specifically structured to adhere to Islamic investment principles, but also must be engineered to be economically feasible in order to attract investment. Sukuk structures may be significantly more complicated than conventional bonds and often include a series of entities created specifically to support the sukuk structure. In addition, sukuk are largely created in or otherwise subject to the risks of developing economies, many of which have weak or inconsistent accounting, legal, and financial infrastructure. The structural complexity of sukuk, along with the weak infrastructure of the sukuk market, increases risks of investing in sukuk, including operational, legal, and investment risks. In addition, adherence to Islamic investment principles increases the risk of loss in the event of a default. As compared to rights of conventional bondholders, holders of sukuk may have limited ability to pursue legal recourse to enforce the terms of the sukuk or to restructure the sukuk in order to seek recovery of principal. Sukuk are also subject to the risk that issuers or Islamic scholars may deem certain sukuk as not meeting Islamic investment principles subsequent to the sukuk being issued and therefore classify the investments as noncompliant with Islamic principles.

Interest rate risk: Changes in interest rates impact prices of fixed-income and related investments. When interest rates rise, the value of fixed-income investments (paying a lower rate of interest) generally will fall. Investments with shorter terms may have less interest rate risk, but generally have lower returns and, because of the more frequent maturity dates, may involve higher re-investment costs.

Amana Participation Fund

Credit risk: Corporate and sovereign issuers of the notes and certificates in which the Fund invests may not be able or willing to make payments when due, which may lead to default or restructuring of the investment. In addition, if the market perceives deterioration in the creditworthiness of an issuer, the value and liquidity of the issuer's securities may decline.

High-yield risk: Securities that are rated below investment grade may have greater price fluctuations and have a higher risk of default than investment grade securities. Below investment grade securities may be difficult to sell at an acceptable price, especially during periods of increased market volatility or significant market decline.

Subsidiary Investment Risk: By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's investments. Since the Subsidiary is organized under the law of the Cayman Islands and is not registered with the SEC under the Investment Company Act of 1940, as amended. Accordingly, the Fund will not receive all of the protections offered to shareholders of registered investment companies. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as intended, which may negatively affect the Fund and its shareholders.

Tax Risk: To qualify as a regulated investment company ("RIC"), the Fund must meet certain requirements concerning the source of its income. The Fund's investment in the Subsidiary is intended to provide exposure to sukuk murahaba and wakala in a manner that is consistent with the "qualifying income" requirement applicable to RICs. The Internal Revenue Service ("IRS") has ceased issuing private letter rulings regarding whether the use of subsidiaries by investment companies constitutes qualifying income. If the IRS determines that this source of income is not "qualifying income," the Fund may cease to qualify as a RIC because the Fund has not received a private letter ruling and is not able to rely on private letter rulings issued to other taxpayers. Failure to qualify as a RIC could subject the Fund to adverse tax consequences, including a federal income tax on its net income at regular corporate rates, as well as a tax to shareholders on such income when distributed as an ordinary dividend.

Based on the principles underlying private letter rulings previously issued to other taxpayers, the Fund intends to treat its income from the Subsidiary as qualifying income without any such ruling from the IRS. The tax treatment of the Fund's investment in the Subsidiary may be adversely affected by future legislation, court decisions, Treasury Regulations and/or guidance issued by the IRS that could affect whether income derived from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Fund's taxable income or any gains or distributions made by the Fund.

Performance

Annual Total Returns

The following bar chart presents the calendar year total returns of the Participation Fund Institutional Shares before taxes (Institutional Shares are used for this chart because they represent the largest share class of the Fund). The bar chart provides an indication of the risks of investing in the Fund by showing changes in performance from year to year. A fund's past performance (before and after taxes) is not a guarantee of how a fund will perform in the future.

Performance data current to the most recent month-end and quarter-end are available on www.amanafunds.com.

1 For the period September 28, 2015 (the inception of the Fund) through December 31, 2015 and not annualized.

Best Quarter	Q2 2016	2.06%
Worst Quarter	Q4 2016	-1.43%
The year-to-date return as of the most recent calendar quarter (which ended June 30, 2018) was -0.92%.

Amana Participation Fund

Average Annual Total Returns

The table below presents the average annual returns of the Developing World Fund and provides an indication of the risks of investing in the Fund by showing how the Fund's average annual returns for the previous one year and since the Fund's inception on September 28, 2015, compare to those of a broad-based market index.

	Periods ended December 31, 2017
	1 Year	Since inception September 28, 2015
Participation Fund Investor Shares		AMAPX
Return before taxes	2.56%	1.85%

	1 Year	Since inception September 28, 2015
Participation Fund Institutional Shares		AMIPX
Return before taxes	2.68%	2.05%
Return after taxes on distributions	1.64%	1.19%
Return after taxes on distributions and sale of Fund shares	1.50%	1.18%

	1 Year	Since inception September 28, 2015
FTSE Sukuk Index
(reflects no deduction for fees, expenses, or taxes)	4.31%	3.64%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local taxes. After-tax returns illustrated are only for the Institutional Shares; after-tax returns for Investor Shares will vary. Actual after-tax returns depend on an investor's tax situation and likely differ from those illustrated. After-tax illustrations are not relevant to retirement plans, corporations, trusts, or other investors that are taxed at special rates.

Investment Adviser

Saturna Capital Corporation is the Participation Fund's investment adviser.

Portfolio Managers

Mr. Patrick Drum CFA, portfolio manager and research analyst at Saturna Capital Corporation, is primarily responsible for the day-to-day management of the Participation Fund. Mr. Bryce Fegley CFA, tactician, portfolio manager, and investment analyst at Saturna Capital Corporation, is the deputy portfolio manager. They have been the managers of the Fund since inception.

Purchase and Sale of Fund Shares

You may open an account and purchase Participation Fund Investor Shares by sending a completed application, a photocopy of a government-issued identity document, and a check for $5,000 or more payable to the Amana Participation Fund.

Participation Fund Institutional Shares are available with a miminum investment of $100,000.

Shareowners may purchase additional shares at any time in minimum amounts of $25.

Shareowners may redeem shares of their investment on any business day by these methods:

Written request

Write:       Amana Mutual Funds
                Box N
                Bellingham, WA 98227-0596

Or Fax:     360-734-0755

Telephone request

Call:   888-732-6262 or 360-734-9900

Online

Visit:   www.amanafunds.com

Tax Information

Distributions you receive from the Fund may be taxed as ordinary income or capital gains.

Financial Intermediary Compensation

If you purchase the Participation Fund through a broker-dealer or other financial intermediary (such as a bank or investment adviser), the Fund and its related companies may pay the intermediary for the sale of shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your broker-dealer or other financial intermediary's website for more information.

Investment Objectives

The objectives of the Income Fund are current income and preservation of capital, consistent with Islamic principles; current income is its primary objective.

The primary objective of the Growth Fund is long-term capital growth, consistent with Islamic principles.

The primary objective of the Developing World Fund is long-term capital growth, consistent with Islamic principles.

The objectives of the Participation Fund are capital preservation and current income, consistent with Islamic principles; capital preservation is its primary objective.

There can be no guarantee that the particular investment objectives of a Fund will be realized. These investment objectives may only be changed with approval by vote of a majority of the outstanding shares of a Fund.

Principal Investment Strategies

Amana Mutual Funds Trust is designed to provide investment alternatives that are consistent with Islamic principles. Generally, Islamic principles require that investors share in profit and loss, that they receive no usury or interest, and that they do not invest in a business that is prohibited by Islamic principles. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

The Funds do not make any investments that pay interest. In accordance with Islamic principles, the Funds shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Income-producing investments conforming to Islamic principles, known as sukuk or Islamic bonds, are permitted in the Participation Fund. Islamic principles discourage speculation, and the Funds tend to hold investments for several years.

These criteria limit investment selection and income-earning opportunities more than is customary for mutual funds.

The adviser, Saturna Capital Corporation, selects investments. To ensure that investments meet the requirements of the Islamic faith, the adviser engages Amanie Advisors Sdn Bhd, a leading consultant specializing in Islamic finance.

The Amana Funds favor investing in companies trading for less than the adviser's assessment of intrinsic value, which typically means companies with relatively low price/earning multiples, strong balance sheets, and proven businesses. Once a Fund holds a position in a company, the Fund actively monitors market conditions, industry developments, and other factors that may affect the company or the Fund's rationale for holding the investment. Although the Funds consider valuation when monitoring their investments, a Fund may not necessarily liquidate a position solely because of relatively high valuation. The Funds actively monitor their investment portfolios but do not engage in high turnover or speculative trading.

The Income, Growth, and Developing World Funds seek companies demonstrating both Islamic and sustainable characteristics. The Fund's adviser considers issuers with sustainable characteristics to be those issuers that are generally larger, more established, consistently profitable, and financially strong, and with robust policies in the areas of the environment, social responsibility, and corporate governance ("ESG"). The Fund's adviser uses internally developed rating systems to identify issuers that it believes demonstrate Islamic and sustainable characteristics.

The Funds seek to minimize potential current income taxes paid by shareowners, where the basic strategies to be favored are (1) infrequent trading, (2) offsetting capital gains with losses, and (3) selling highest-cost tax-lots first.

During uncertain or adverse market or economic conditions, a Fund may adopt a temporary defensive position. The Funds cannot invest in interest-paying instruments frequently used by other mutual funds for this purpose. When markets are unattractive, the adviser chooses between continuing to follow the Funds' investment policies or converting securities to cash for temporary, defensive purposes. This choice is based on the adviser's evaluation of market conditions and a Fund's portfolio holdings. In the event a Fund takes such a position, it may not be able to achieve its investment objective.

By diversifying its investments, each Fund seeks to reduce the risk of owning only a few securities. Diversification does not assure a profit or protect against a loss.

Income Fund

It is the policy of the Income Fund, under normal circumstances, to invest at least 80% of its assets in income-producing securities, primarily dividend-paying common stocks. The Income Fund may invest in foreign securities.

While cash assets do not contribute to the Income Fund's primary objective of current income, they do assist its secondary objective of preservation of capital.

Growth Fund

It is the policy of the Growth Fund, under normal circumstances, to invest at least 80% of assets in common stocks. The adviser selects investments primarily on past earnings and revenue growth rates, and the expectation of increases in earnings and share price. The Growth Fund may invest in foreign securities.

Cash assets may contribute to the Growth Fund's objective of long-term capital growth by preventing capital losses during periods of market decline.

Developing World Fund

It is the policy of the Developing World Fund, under normal circumstances, to invest at least 80% of assets in common stocks of companies with significant exposure to countries with developing economies and/or markets.

The Developing World Fund may invest in equity securities of any company, regardless of where it is based, if the adviser determines that a significant portion of the company's production, assets, or revenues (generally 50% or more) is attributable to developing countries.

The adviser maintains a list of countries it considers to have developing economies and/or markets. The list, which changes over time, currently includes: Argentina, Bahrain, Brazil, Chile, China, Colombia, Croatia, Czech Republic, Egypt, Hungary, India, Indonesia, Jordan, Kuwait, Lebanon, Malaysia, Malta, Mexico, Morocco, Oman, Panama, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey, Ukraine, and United Arab Emirates.

Cash assets may contribute to the Developing World Fund's objective of long-term capital growth by preventing capital losses during periods of market decline.

Participation Fund

It is the policy of the Participation Fund, under normal circumstances, to invest at least 80% of its assets in short and intermediate-term Islamic income-producing investments. The Fund invests primarily in notes and certificates issued for payment by foreign governments, their agencies, and financial institutions in transactions structured to be in accordance with Islamic principles. Examples of these notes and certificates include (a) sukuk, which link the returns and cash flows of financing to the assets purchased, or the returns generated from an asset purchased, (b) murabaha, which involves a purchase and sale contract, and (c) wakala, in which accounts are operated under the Islamic finance principle of wakala (an agency agreement).

The Fund invests substantially in sukuk certificates that are traded outside of the US or within the US subject to certain trading restrictions which may increase the liquidity risks associated with the Fund's investments.

The Fund will invest up to 25% of its total assets in the Subsidiary, as measured at the end of the quarter of its taxable year. The Subsidiary, invests, under normal conditions, in sukuk, murahaba and wakala. The Fund's 25% limitation on investment in the Subsidiary is imposed by the Internal Revenue Code of 1986, as amended. The Subsidiary, which is organized under the laws of the Cayman Islands, is wholly owned and controlled by the Fund. The Fund invests in the Subsidiary in order to gain exposure to the investment returns of sukuk, murahaba and wakala within the limitations of the federal tax law requirements applicable to regulated investment companies. To the extent applicable, the Subsidiary is, on a consolidated basis, subject to the same fundamental and non-fundamental investment restrictions as the Fund and, in particular, to the same requirements relating to liquidity, and the timing and method of valuation of portfolio investments and Fund shares described elsewhere in this Prospectus and in the Statement of Additional Information ("SAI"). The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

Principal Risks

Investing in securities entails both market risks and risk of price variation in individual securities. Islamic principles restrict a Fund's ability to invest in certain stocks and market sectors, such as financial companies and conventional fixed-income securities. This may limit investment opportunities and may adversely affect the Funds' performance.

Income Fund

The Income Fund invests mainly in common stocks, which involve greater risk, and commensurately greater opportunity for reward, than other investments such as short-term bonds and money market instruments.

The Income Fund is suitable for investors seeking current income and preservation of capital.

Growth Fund

The Growth Fund typically invests in smaller and less seasoned companies than the Income Fund, which may lead to greater variability in the Fund's returns. Growth stocks, which can be priced on future expectations rather than current results, may decline substantially when expectations are not met or general market conditions weaken.

The Growth Fund is suitable for investors seeking higher returns and willing to accept greater fluctuations in value (risk).

Developing World Fund

Although all securities in the Amana Funds may be adversely affected by currency fluctuations, including devaluation, or global economic, political, or social instability, securities issued by entities based outside the United States, particularly in countries with developing economies and/or markets that are the focus of the Developing World Fund, may be affected to a greater extent.

Foreign countries can involve higher risks of confiscatory taxation, seizure or nationalization of assets, establishment of exchange controls, less public information about securities and less governmental market supervision, adoption of government restrictions, or adverse political or social developments that affect investments.

The Developing World Fund is especially susceptible to sharp declines in value.

Investing in countries of the developing world may involve risks in addition to and greater than those generally associated with investing in developed countries. For instance, developing countries may have less developed legal and accounting systems. The governments of these countries may be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries are also relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.

The Developing World Fund is suitable for investors seeking higher returns and willing to accept greater fluctuations in value (risk).

Participation Fund

Investing in certificates, notes, and similar securities subjects the Fund to credit risk, which is the risk that a security issuer may not be able pay its obligations when due thus reducing the value of the Fund's portfolio holdings.

Investing in securities related to the fixed-income markets subjects the Fund to interest rate risk, which is the risk that a rise in prevailing interest rates generally causes the price of such securities to fall. The Fund mitigates this risk by seeking to maintain an average portfolio maturity of two to five years (short to intermediate term), in that longer term securities normally have greater declines when interest rates rise.

The Fund is non-diversified, which means it may invest a larger percentage of its assets in fewer issuers as compared to a fund that is more broadly diversified. Because the Fund is not required to diversify its investments among a broader group of issuers, the Fund may be more volatile than diversified funds. Although the Fund is considered non-diversified, the Fund intends to maintain sufficient diversification to qualify for favorable tax treatment provided to mutual funds under the US Internal Revenue Code of 1986.

The Fund may concentrate its investments in the financial services industry and real estate sector. Adverse developments within the financial services industry may have a greater impact on the Fund as compared to a fund that is not similarly concentrated. In addition, because the Fund's investments are concentrated in securities issued by a limited number of issuers, many of which share a single industry, the Fund may be even more susceptible to concentration risk.

By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's sukuk, murahaba and wakala investments. The Subsidiary is not registered with the SEC as an investment company under the 1940 Act, and is not subject to the investor protections of the 1940 Act. As an investor in the Subsidiary, the Fund does not have the same protections offered to shareholders of registered investment companies.

The Fund and the Subsidiary may not be able to operate as described in this Prospectus in the event of changes to the laws of the United States or the Cayman Islands. If the laws of the Cayman Islands required the Subsidiary to pay taxes to a governmental authority, the Fund would be likely to suffer decreased returns. The tax treatment of the Fund's investment in the Subsidiary may be adversely affected by future legislation, court decisions, Treasury Regulations and/or guidance issued by the IRS that could affect whether income derived from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Fund's taxable income or any gains or distributions made by the Fund.

In addition to credit risk, interest rate risk, maturity, and investment grade risk, investing in sukuk and similar forms of Islamic investments involve specific additional risks. Once purchased, these investments tend to be held until maturity, meaning trading is less frequent compared to conventional bonds. Being a relatively new form of security, institutional markets and support for sukuk is less robust than that available in conventional debt markets. Laws and regulations regarding the issuance, trading, default resolution, and other aspects of sukuk are not as well defined as they are for conventional debt issuers.

The Fund's investments in sukuk, especially sukuk issued by foreign governments and their agencies, differ from conventional debt obligations. Holders of conventional bonds typically have legal remedies if the issuer defaults, and the bondholders may pursue their remedies in the courts having jurisdiction over the defaulting party. Sukuk investments may not offer investors the right to pursue such remedies. To the extent a Fund holds sukuk that are in default, the Fund's legal recourse to enforce payment may be significantly limited. Accordingly, a sovereign or private entity's willingness to meet its terms of its obligations gives rise to credit risk but without the legal protections typically provided to lenders.

Operational Risk

The risk of a cybersecurity incident arises as a result of an overall increase in deliberate attacks and the rapidly evolving nature of such attacks. Such an attack may seek to gain unauthorized access to electronic systems for purposes of obtaining nonpublic personally identifiable information or proprietary information or causing operational disruption. Saturna cannot control the cybersecurity systems of third party service providers or issuers and, therefore, a cybersecurity incident that impacts a company with which Saturna or the Funds do business may also impact Fund shareowners. While Saturna has established internal risk management measures designed to identify, protect against, detect, respond to, and recover from cybersecurity incidents, no program can guarantee that all threats and vulnerabilities have been eliminated. Because Saturna provides most of the operational services required by Amana, this disruption risk may be less because of the fewer number of other parties involved, and may be greater because the services are more concentrated. There currently is no insurance policy available to cover all of the potential risk of loss that may result from or is associated with a cyber attack. Unless specifically agreed by Saturna Capital Corporation separately or as may be required by law, Saturna and the Funds are neither guarantors against, nor obligors for, any damages resulting from a cyber-related incident.

Please refer to the Trust's Statement of Additional Information for further details about the risks of investing in the Funds.

Investment Information

Shareowners receive an Amana Mutual Funds Trust financial report showing the investment returns, portfolios, income, and expenses of each Fund every six months. The audited financial statements of each Fund for the year ended May 31, 2018, included in the Trust's Annual Report, are available upon request. Investors may obtain current share prices daily on financial information websites, by calling 1-888-732-6262, on electronic quotation systems, and at www.amanafunds.com. The following symbols can be used to obtain quotations and other information:

Income Fund
Investor Shares	AMANX	Institutional Shares	AMINX
Growth Fund
Investor Shares	AMAGX	Institutional Shares	AMIGX
Developing World Fund
Investor Shares	AMDWX	Institutional Shares	AMIDX
Participation Fund
Investor Shares	AMAPX	Institutional Shares	AMIPX

This prospectus, financial reports, performance information, proxy voting records, and other useful information are also available at www.amanafunds.com. Portfolio holdings are provided each month-end online (see the Statement of Additional Information for a description of portfolio disclosure policies).

Investment Adviser

Saturna Capital Corporation, 1300 N. State Street, Bellingham, Washington 98225, is the Trust's investment adviser and administrator ("adviser"). The adviser's wholly-owned subsidiary, Saturna Brokerage Services, Inc., is the Trust's distributor. Founded in 1989, Saturna Capital Corporation has approximately $3.5 billion in assets under management. It is also the adviser to Saturna Investment Trust and to separately managed accounts. The Amana Growth Fund, Amana Income Fund, and Amana Developing World Fund each pay an advisory and administration fee of 0.95% on the first $500 million of a Fund's average daily net assets, 0.85% on the next $500 million, 0.75% on the next $500 million, and 0.65% on assets over $1.5 billion. The Amana Participation Fund pays an advisory and administration fee of 0.50% of the Fund's average daily net assets. For the fiscal year ended May 31, 2018, these fees amounted to X.XX% for the Income Fund, X.XX% for the Growth Fund, X.XX% for the Developing World Fund, and X.XX% for the Participation Fund. A discussion regarding the basis for the Board of Trustee's renewal of the advisory contracts is available in the Trust's Semi-Annual Report which covers the six months ending November 30, and is published each January.

The Subsidiary has entered into a separate investment advisory agreement with Saturna Capital Corporation. Under this agreement, Saturna Capital Corporation provides to the Subsidiary the same type of investment advisory services on substantially same terms as Saturna Capital Corporaton provides advisory services to the Fund. The Fund (not the Subsidiary) pays Saturna Capital Corporation an advisory fee as described above.

The Subsidiary also has entered into an agreement with the Fund's service providers for the provision of administrative, accounting, transfer agency and custody services. The Subsidiary will bear the expenses associated with these services, which are not expected to be material in relation to the value of the Fund's assets. It is also anticipated that the Fund's own expenses will be reduced to some extent as a result of the payment of such expenses at the Subsidiary level. Therefore, it is expected that the Fund's investment in the Subsidiary will not result in the Fund paying duplicative fees for similar services provided to the Fund or the subsidiary.

Mr. Nicholas Kaiser MBA, CFA®, is chairman and controlling shareowner of Saturna Capital Corporation. Since 1990, Mr. Kaiser has been primarily responsible for the day-to-day management of the Income and Growth Funds' portfolios. He managed the Developing World Fund from its inception in 2009 until 2014. Mr. Kaiser has managed equity mutual funds since 1976; he has managed equity portfolios for the adviser since founding the firm in 1989.

Mr. Scott Klimo CFA®, is a vice president and chief investment officer at the adviser. Since 2014, Mr. Klimo has been primarily responsible for the day-to-day management of the Developing World Fund's portfolio. Since 2012, he has been deputy portfolio manager of the Income and Growth Funds, and served as deputy portfolio manager of the Developing World Fund from 2012 to 2014. From 2001 to 2011, he served as a senior investment analyst, research director, and portfolio manager at Avera Global Partners/Security Global Investors.

Mr. Monem Salam MBA, is executive vice president, a director, and a global portfolio manager for the adviser. Since July 2018, and previously from 2008 to 2012, he has been a deputy portfolio manager of the Income Fund and Growth Fund. Since 2017, he has been deputy portfolio manager of the Developing World Fund. Mr. Salam is also the president ~~and executive director~~ Islamic portfolio manager for Saturna Sdn. Bhd., Saturna Capital Corporation's wholly-owned Malaysian subsidiary. ~~He served as the director of Islamic investing and deputy portfolio manager of the Income, Growth, and Developing World Funds until 2012.~~

Mr. Patrick Drum MBA, CFA®, CFP®, is a portfolio manager and research analyst for the adviser. Since 2015, he has been primarily responsible for the day-to-day management of the Participation Fund's portfolio. From 2007 to 2014, Mr. Drum was a senior portfolio manager with the Arbor Group at UBS Financial Services specializing in the investment of non-US fixed income portfolios employing an ESG screening process.

Mr. Bryce Fegley CFA®, CIPM®, is a portfolio manager, investment analyst, and tactician for the adviser. Since 2015, he has been deputy portfolio manager of the Participation Fund. For Saturna Capital Corporation he has worked in brokerage, investment research, and its Malaysian investment advisory subsidiary.

See the Statement of Additional Information for a discussion of their compensation, other accounts managed, and ownership of Amana Funds.

Fund Share Pricing

The Funds compute their daily share prices (net asset values) using market prices as of the close of trading on the New York Stock Exchange (generally 4 p.m. Eastern time). Fund shares are not priced on the days when New York Stock Exchange trading is closed (typically weekends and US national holidays). Securities traded on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation day. Securities for which there are no sales are valued at the latest bid price. Occasionally there may be days without a readily available market price for a security. When this occurs, a fair value for such security is determined in good faith by or under the direction of the Board of Trustees. Using fair value to price a security may result in a value different from the security's most recent closing price and from the prices used by other mutual funds to calculate their share prices.

Foreign markets may close before the time as of which the share price is computed. Because of this, events occurring after the close of a foreign market and before the share price computation may have a material effect on foreign security prices. To account for this, the Funds use evaluations provided by an independent pricing service for many foreign securities, including sukuk. Such evaluations are based on the foreign securities' most recent closing market prices as of 4 p.m. Eastern time and correlations with broad market indices, sector indices, equity index futures contracts, American Depositary Receipts, and other factors. Foreign securities may trade on weekends or other days when the Funds do not price their shares. As a result, the share price may change on days when you will not be able to purchase or redeem shares.

Each Fund computes the share price of each share class by dividing the net assets attributable to each share class by the outstanding shares of that class. Each share class represents an interest in the same investment portfolio. Each share class is identical in all respects except that each class bears its own class expenses, and each class has exclusive voting rights. As a result of the differences in the expenses borne by each share class the share price will vary among a Fund's share classes.

The Participation Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary offers to redeem all or a portion of its shares every Business Day. The value of the Subsidiary's shares will fluctuate with the value of its portfolio investments. The Subsidiary uses the same pricing and valuation methodologies described to price its shares.

Additional information about portfolio security valuation, including foreign securities, is contained in the Trust's Statement of Additional Information (SAI).

Purchase and Sale of Fund Shares

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT: To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. For most accounts, we will ask for a photocopy of your driver's license or other identifying documents.

You may open an account by sending a completed application, a photocopy of a government-issued identity document, and a check made payable to the Fund of your choice. The initial minimum investment for Income, Growth, and Developing World Funds Investor Shares is $250, and for Participation Fund Investor Shares is $5,000. The Funds do not accept initial orders via telephone or unaccompanied by payment.

Institutional Shares are available for purchase with an initial minimum investment of $100,000 in a Fund. A broker-dealer or other financial intermediary that maintains an account with a Fund in the intermediary's name as nominee for the benefit of the intermediary's clients may aggregate client orders to meet the $100,000 initial minimum investment. In addition, Institutional Shares are available for purchase without any minimum initial investment by:

  Qualified and non-qualified employer-sponsored retirement or benefit plans, including 401(k) plans, 457 plans, 403(b) plans, profit-sharing plans, and deferred compensation plans;
  Qualified retirement or benefit plans, including IRA, ESA, and HSA plans serviced as trustee by Saturna Trust Company; and
  Fee-based advisory programs (including mutual fund wrap programs) sponsored by financial intermediaries that provide bundled services for a fee.

Institutional Shares are also available for purchase with no initial minimum investment in tax-sheltered accounts serviced as trustee by Saturna Trust Company.

The price applicable to purchases and redemptions of Fund shares is the price next computed after receipt of a purchase or redemption request in proper order. There are no sales charges or loads. The Funds may reject purchases for any reason, such as excessive trading. In addition, anti-money laundering regulations limit acceptance of third-party checks and money orders.

Shareowners may purchase additional shares of either class of shares at any time in minimum amounts of $25. Once an account is open, purchases can be made by check, by electronic funds transfer, or by wire. With prior authorization, purchase orders can be entered at www.amanafunds.com.

Shareowners may authorize the purchase or redemption of shares via electronic funds transfer ("EFT") by completing the appropriate section of the application. The authorization must be received at least two weeks before EFT can be used. To use EFT to purchase or redeem shares, simply call 1-888-732-6262. Investors may also wire money to purchase shares, though the wiring bank typically charges a fee for this service. Please notify Saturna Capital Corporation when you are wiring money.

Each time shares are purchased or redeemed, a confirmation is mailed and/or emailed showing the details of the transaction as well as the current number and value of shares held. Share balances are computed in full and fractional shares, expressed to three decimal places.

Shareowners may request a redemption of all or part of their investment on any business day of the Funds. The Funds pay redemption proceeds in US dollars, and the amount per share received is the price next determined after receipt of a redemption request in proper order. The amount received depends on the value of the investments of that Fund on that day and may be more or less than the cost of the shares being redeemed.

The Fund has up to seven days to pay proceeds to shareowners who redeem shares, however it normally sends redemption proceeds within one day. The Fund's investment team continually monitors portfolio liquidity and adjusts the Fund's cash level based on market outlook, portfolio and investor transactions, and other relevant criteria. The Amana Funds do not buy or hold conventional bonds or other types of interest-bearing debt instruments and generally have higher levels of cash and liquidity than other mutual funds. Conversely, unlike many mutual funds, the Amana Funds do not maintain a bank line of credit that could be used to meet short-term liquidity needs. There can be no assurance that the Fund will be able manage liquidity successfully in all market environments. Under stressed conditions, the Fund may not pay redemption proceeds in a timely fashion.

The Funds reserve the right to change the terms of purchasing shares and services offered.

There are several methods you may choose to redeem shares:

Written request

Write:       Amana Mutual Funds
                Box N
                Bellingham, WA 98227-0596

Or Fax:     360-734-0755

You may redeem shares by a written request and choose one of the following options for the proceeds:

  Redemption check (no minimum)
  Federal funds wire ($5,000 minimum)

Note: Signatures on written requests, such as payments directed to a third party, may need to be guaranteed by a national bank, trust company, or by a member of a national securities exchange.

Prevailing rates apply to federal funds wires and expedited courier service for redemption checks. Delivery times cannot be guaranteed by the Funds.

Telephone request

Call:   888-732-6262 or 360-734-9900

Unless Saturna is notified in advance that you do not want this privilege, you may redeem shares by a telephone request and choose one of the following options for the proceeds:

  Redemption check (no minimum) sent to registered owner(s). Note: Redemption checks sent to other than registered owners may require a written request.
  Electronic Funds Transfers ($100 minimum) with proceeds transmitted to your bank account as designated by the EFT authorization on your application. The transfer agent must receive the EFT authorization at least two weeks before EFT can be used.

  Exchange (in at least the minimum established by the Fund being purchased) for shares of any other Fund for which Saturna Capital Corporation is the adviser. If the exchange is your initial investment into a Fund, the new account will automatically have the same registration as your original account.

For telephone requests, the Funds will endeavor to confirm that instructions are genuine. The caller must provide:

  the name of the person making the request,
  the name and address of the registered owner(s),
  the account number,
  the amount to be redeemed, and
  the method for remittance of the proceeds.

Online

Visit:   www.amanafunds.com

To initiate transactions online, shareowners must first complete an Online Access and E-Delivery form available on www.amanafunds.com or by calling toll-free 1-800-728-8762. When accessing their account, users must provide the username and password, and possible security prompts.

As the transfer agent, Saturna may also require a form of personal identification. Neither the transfer agent nor the Fund will be responsible for the results of transactions they reasonably believe genuine.

The shares and/or uncashed checks of redemptions, dividends, or distributions may be transferred to your state of residence if no activity occurs within your account during an "inactivity period" specified in your state's laws.

The Amana Funds may restrain any account and suspend account services when: a Fund believes that there may exist a dispute between the registered or beneficial account owners; a Fund believes that a transaction may be fraudulent; in cases of abusive or threatening conduct or suspected illegal activity; or if a Fund is unable to verify the identity of the person(s) or entity opening an account or requesting a transaction.

Converting Shares

Shareowners may elect to convert eligible Investor Shares into corresponding Institutional Shares of the same Fund, provided that following the conversion the investor meets applicable eligibility requirements for the Institutional Shares. Any such conversion will occur at the next available respective net asset values of the share classes.

Distributions

Each Fund intends to distribute its net investment income and net realized capital gains, if any, to its shareowners. Distributions from net capital gains are paid at the end of December and May; income dividends are paid in December and May for the Income Fund and in December for the Growth Fund and Developing World Fund. The Participation Fund declares dividends daily and pays income distributions monthly. As a result of their investment strategies, the Growth Fund and Developing World Fund may not pay income dividends.

Dividends paid by each Fund with respect to each class of shares are calculated in the same manner and at the same time.

Both dividends and capital gains distributions are paid in additional full and fractional shares of the share class owned. At your option, you may receive dividends and/or capital gain distributions in cash. You are notified of each dividend and capital gain distribution when paid.

You may choose to have your dividends and/or capital gains sent directly to your bank account or a check issued for dividend or capital gain distributions of $10 or more. Dividends or capital gains in amounts less than $10 will be reinvested. If you do not indicate any choice on your application, your dividends will be reinvested.

Returned dividend checks and dividend checks that remain uncashed for six months will be automatically reinvested into your account and invested in additional shares of the Fund; future dividends in such accounts will continue to be reinvested until the shareowner is located or the account is closed.

Purchase and Sale of Fund Shares Through Financial Intermediaries

The Funds have authorized financial intermediaries (such as securities brokers or dealers, retirement plan recordkeepers, banks, and trust companies) to receive purchase, redemption, and exchange orders on behalf of the Funds. These authorized intermediaries may designate other intermediaries to receive such orders. A Fund will be deemed to have received a purchase, redemption, or exchange order when an authorized intermediary (or its designee) receives the transaction request in good order.

If you purchase shares through an intermediary, the transfer agent may not have your account information. If so, you must contact your intermediary to perform transactions. Investors should be aware that intermediaries might have policies different than the Funds' policies regarding purchases, redemptions, or exchanges and these may be in addition to or in place of the Funds' policies. For more information about these restrictions and policies, please contact your broker, retirement plan administrator, or other intermediary.

Frequent Trading Policy

The Funds are intended for long-term investment and do not permit rapid trading. They have adopted a Frequent Trading Policy that attempts to identify and limit rapid trading. Rapid trading may lead to higher portfolio turnover, which may negatively affect performance or increase costs, thereby adversely affecting other shareowners.

To the extent reasonably practicable, the Funds monitor trading in Fund shares in an effort to identify trading patterns that appear to indicate frequent purchases and redemptions that might violate the Frequent Trading Policy. If a Fund, the transfer agent, or a Fund's manager, based on the information available, believes that it has identified a pattern of such trading (whether directly through the Fund, indirectly through an intermediary, or otherwise), it may, in its sole discretion, temporarily or permanently bar future purchases of shares of the Fund (or any other fund managed by the adviser) by the account holder, or any accounts under common control (such as those advised by an investment manager or any other type of asset allocator).

In making such a judgment, factors considered may include the size of the trades, the frequency and pattern of trades, the methods used to communicate orders, and other factors considered relevant.

Although this process involves judgments that are inherently subjective, the Funds seek to make decisions that are consistent with the interests of the Funds' shareowners. The Funds reserve the right to refuse or revoke any purchase order for any reason the Fund, the transfer agent, or a Fund's manager believes to be contrary to the Frequent Trading Policy.

The Funds often receive orders through financial intermediaries who trade Fund shares through omnibus accounts (i.e., a single account in which the transactions of individual shareowners are combined). When possible, the Funds obtain contractual agreements with intermediaries to enforce the Funds' redemption policies, and rely on intermediaries to have reasonable procedures in place to detect and prevent market timing of Fund shares. The Funds cannot always identify all intermediaries, or detect or prevent trading that violates the Frequent Trading Policy through intermediaries or omnibus accounts. Some intermediaries trade shares of several funds and cannot always enforce a particular fund's policies.

Tax Consequences

Dividends and capital gains distributions may be subject to income tax, whether they are paid in cash or reinvested in additional Fund shares, depending on the type of distribution, the type of your account, and your city, state, and country of tax residence. Income dividends paid by the Income, Growth, and Developing World Funds are normally eligible for the "qualified dividend income" tax rate.

Investors may realize a capital gain or loss on any redemption or exchange of Fund shares.

Shareowners receive quarterly statements. The year-end statement should be retained for tax accounting. As transfer agent, Saturna Capital Corporation keeps each account's entire investment transaction history and helps shareowners maintain the tax records needed to determine reportable capital gains and losses as well as dividend income.

Each February, the Funds' transfer agent reports to each shareowner (consolidated by US taxpayer identification number) and to the IRS the amount of each redemption transaction of the shareowner and the amount of dividends and capital gains distributions he or she received for the preceding calendar year. Capital gains a Fund distributes may be taxed at different rates, depending on the length of time the Fund held its investments on which the gains were realized.

Tax regulations require reporting cost basis information to you and the Internal Revenue Service on Form 1099-B. This information is reported using a cost basis method selected by you or, in the event no cost basis method was selected, our default method (FIFO — First In, First Out). Please note that the cost basis information reported to you may not always be the same as what you report on your tax return as different rules may apply. You should save your transaction records to make sure the information reported on your tax return is accurate.

To avoid being subject to federal backup withholding tax on dividends and other distributions, you must furnish your correct Social Security or other tax payer identification number when you open an account.

Distributions to shareowners who are not US taxpayers may be subject to withholding tax unless an applicable tax treaty provides for a reduced rate or exemption. Capital gains distributions paid by the Funds are not subject to foreign withholding.

The Trust places no formal restrictions on portfolio turnover and the Funds' investment adviser will buy or sell investments per its appraisal of the factors affecting each investment, such as its business, its industry, and the market. The Amana Income Fund and Amana Growth Fund have historically had low portfolio turnover, and their portfolio turnover is expected to be lower than that of comparable actively-managed equity funds. Each Fund's portfolio manager seeks to minimize income taxes through a "buy and hold" strategy with low portfolio turnover, offsetting capital gains with losses, and selling highest-cost tax-lots first. A Fund's portfolio investments may have a higher level of unrealized capital appreciation than if the Fund did not use these strategies. During periods of net redemptions or when market conditions warrant, the portfolio manager may sell these investments, generating a higher level of capital gains distributions than would occur if the Fund had not used these low-turnover strategies.

Distribution Arrangements

The Trust has a distribution plan under Rule 12b-1 that allows it to pay distribution and other costs for the sale of Investor Shares and services provided to shareowners. Under the plan, Investor Shares may pay up to 0.25% annually of their average daily net assets. Because these costs are paid out of Investor Share assets on an ongoing basis, over time these costs will increase the cost of your investment in Income Fund, Growth Fund, Developing World Fund, and Participation Fund Investor Shares and may cost you more than paying other types of sales charges. Institutional Shares do not pay 12b-1 fees.

Shares may be purchased and sold through intermediaries, such as broker-dealers and retirement plan administrators, having agreements with the Funds. These intermediaries may charge investors and/or require the adviser/distributor to the Funds to share revenues for their services. Any such payments are in addition to any distribution and service fees paid out of the Trust's 12b-1 plan and could be characterized as "revenue sharing." An intermediary's receipt or expectation of receipt could influence an intermediary's recommendation of the Funds. You should review your intermediary's compensation practices. For more information, see the Trust's Statement of Additional Information.

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Financial Highlights

The tables on the following pages are provided to help you understand each Fund's financial performance. The top section of each table reflects financial results for a single Fund share. The total returns represent the rate that an investor earned (or lost) on an investment in each Fund, assuming reinvestment of all dividends and other distributions and without regard to income taxes. XXXXXXXXXXXXXXXXXXX, the independent registered public accounting firm for the Funds, audited this information. Their report and each Fund's financial statements are in the Trust's annual report (available free upon request from the Funds at www.amanafunds.com or by calling 1-888-732-6262).

Amana Income Fund: Financial Highlights

Investor Shares (AMANX)	For Year ended May 31,
Selected data per share of outstanding capital stock throughout each year:	2018	2017	2016	2015	2014
Net asset value at beginning of year	$XX.XX	$44.35	$47.01	$45.34	$38.79
Income from investment operations
Net investment incomeA	X.XX	0.59	0.62	0.58	0.72
Net gains (losses) on securities (both realized and unrealized)	X.XX	4.90	(0.38)	2.10	6.56
Total from investment operations	X.XX	5.49	0.24	2.68	7.28
Less distributions
Dividends (from net investment income)	(X.XX)	(0.58)	(0.65)	(0.60)	(0.73)
Distributions (from capital gains)	(X.XX)	(1.23)	(2.25)	(0.41)	-
Total distributions	(X.XX)	(1.81)	(2.90)	(1.01)	(0.73)

Net asset value at end of year	$XX.XX	$48.03	$44.35	$47.01	$45.34

Total ReturnC	XX.XX%	12.67%	0.81%	5.94%	18.82%

Ratios / supplemental data
Net assets ($000), end of year	$XXX,XXX	$956,977	$1,047,345	$1,357,567	$1,524,471
Ratio of expenses to average net assets
Before custodian fee creditsD	X.XX%	1.13%	1.15%	1.13%	1.15%
After custodian fee creditsD	X.XX%	1.14%	1.12%	1.14%
Ratio of net investment income after custodian fee credits to average net assetsD	X.XX%	1.29%	1.41%	1.26%	1.71%
Portfolio turnover rateC	X%	1%	0%	0%	1%

Institutional Shares (AMINX)	Year ended May 31,				Period endedB
Selected data per share of outstanding capital stock throughout each period:	2018	2017	2016	2015	May 31, 2014
Net asset value at beginning of period	$XX.XX	$44.30	$46.97	$45.30	$40.66
Income from investment operations
Net investment incomeA	X.XX	0.70	0.75	0.72	0.69
Net gains (losses) on securities (both realized and unrealized)	X.XX	4.90	(0.40)	2.09	4.79
Total from investment operations	X.XX	5.60	0.35	2.81	5.48
Less distributions
Dividends (from net investment income)	(X.XX)	(0.77)	(0.77)	(0.73)	(0.84)
Distributions (from capital gains)	(X.XX)	(1.23)	(2.25)	(0.41)	-
Total distributions	(X.XX)	(2.00)	(3.02)	(1.14)	(0.84)

Net asset value at end of period	$XX.XX	$47.90	$44.30	$46.97	$45.30

Total ReturnC	XX.XX%	12.96%	1.06%	6.22%	13.53%D

Ratios / supplemental data
Net assets ($000), end of period	$XXX,XXX	$372,621	$235,928	$150,831	$83,805
Ratio of expenses to average net assets
Before custodian fee creditsD	X.XX%	0.89%	0.90%	0.88%	0.90%
After custodian fee creditsD	X.XX%	0.89%	0.89%	0.87%	0.90%
Ratio of net investment income after custodian fee credits to average net assetsD	X.XX%	1.52%	1.71%	1.54%	2.32%
Portfolio turnover rateC	X%	1%	0%	0%	1%

A Calculated using average shares outstanding
B Operations commenced on 09/25/2013
C Not annualized for periods of less than one year
D Annualized for periods of less than one year

Amana Growth Fund: Financial Highlights

Investor Shares (AMAGX)	Year ended May 31,
Selected data per share of outstanding capital stock throughout each year:	2018	2017	2016	2015	2014
Net asset value at beginning of year	$XX.XX	$33.05	$35.14	$33.22	$29.03
Income from investment operations
Net investment incomeA	X.XX	0.18	0.13	0.12
Net gains on securities (both realized and unrealized)	X.XX	5.30	0.09	4.02	5.10
Total from investment operations	X.XX	5.47	0.27	4.15	5.22
Less distributions
Dividends (from net investment income)	(X.XX)	(0.22)	(0.17)	(0.13)	(0.19)
Distributions (from capital gains)	(X.XX)	(3.88)	(2.19)	(2.10)	(0.84)
Total distributions	(X.XX)	(4.10)	(2.36)	(2.23)	(1.03)

Net asset value at end of year	$XX.XX	$34.42	$33.05	$35.14	$33.22

Total Return	XX.XX%	18.38%	1.06%	12.66%	18.12%

Ratios / supplemental data
Net assets ($000), end of year	$X,XXX,XXX	$1,113,440	$1,286,511	$1,879,365	$1,890,187
Ratio of expenses to average net assets
Before custodian fee credits	X.XX%	1.10%	1.09%	1.08%	1.10%
After custodian fee credits	X.XX%	1.09%	1.09%	1.08%	1.09%
Ratio of net investment income after custodian fee credits to average net assets	X.XX%	0.52%	0.54%	0.38%	0.39%
Portfolio turnover rate	X%	0%B	0%	0%	0%

Institutional Shares (AMIGX)	Year ended May 31			Period endedC
Selected data per share of outstanding capital stock throughout each period:	2018	2017	2016	2015	May 31, 2014
Net asset value at beginning of period	$XX.XX	$33.11	$35.17	$33.23	$30.45
Income from investment operations
Net investment incomeA	X.XX	0.26	0.29	0.25	0.16
Net gains on securities (both realized and unrealized)	X.XX	5.31	0.07	3.97	3.70
Total from investment operations	X.XX	5.57	0.36	4.22	3.86
Less distributions
Dividends (from net investment income)	(X.XX)	(0.27)	(0.23)	(0.18)	(0.24)
Distributions (from capital gains)	(X.XX)	(3.88)	(2.19)	(2.10)	(0.84)
Total distributions	(X.XX)	(4.15)	(2.42)	(2.28)	(1.08)

Net asset value at end of period	$XX.XX	$34.53	$33.11	$35.17	$33.23

Total ReturnC	XX.XX%	18.67%	1.31%	12.88%	12.82%

Ratios / supplemental data
Net assets ($000), end of period	$XXX,XXX	$442,747	$457,898	$172,281	$94,349
Ratio of expenses to average net assets
Before custodian fee creditsD	X.XX%	0.86%	0.85%	0.83%	0.87%
After custodian fee creditsD	X.XX%	0.85%	0.85%	0.83%	0.87%
Ratio of net investment income after custodian fee credits to average net assetsD	X.XX%	0.78%	0.89%	0.65%	0.70%
Portfolio turnover rateC	X%	0%B	0%	0%	0%

A Calculated using average shares outstanding
B Amount is less than 0.5%
C Operations commenced on 09/25/2013
D Not annualized for periods of less than one year
E Annualized for periods of less than one year

Amana Developing World Fund: Financial Highlights

Investor Shares (AMDWX)	Year ended May 31,
Selected data per share of outstanding capital stock throughout each year:	2018	2017	2016	2015	2014
Net asset value at beginning of year	$X.XX	$9.38	$10.29	$10.88	$10.94
Income from investment operations
Net investment incomeA	X.XX	0.04	0.03	0.05	0.01
Net gains (losses) on securities (both realized and unrealized)	X.XX	0.57	(0.89)	(0.62)	(0.03)
Total from investment operations	X.XX	0.61	(0.86)	(0.57)	(0.02)
Less distributions
Dividends (from net investment income)	(X.XX)	(0.02)	(0.05)	(0.02)	(0.04)
Total distributions	(X.XX)	(0.02)	(0.05)	(0.02)	(0.04)

Net asset value at end of year	$X.XX	$9.97	$9.38	$10.29	$10.88

Total Return	X.XX%	6.59%	(8.32)%	(5.24)%	(0.17)%

Ratios / supplemental data
Net assets ($000), end of year	$XX,XXX	$14,820	$17,781	$21,051	$20,775
Ratio of expenses to average net assets
Before custodian fee credits	X.XX%	1.35%	1.51%	1.54%	1.59%
After custodian fee credits	X.XX%	1.30%	1.45%	1.48%	1.54%
Ratio of net investment income after custodian fee credits to average net assets	X.XX%	0.41%	0.37%	0.50%	0.06%
Portfolio turnover rate	XX%	10%	33%	14%	11%

Institutional Shares (AMIDX)	Year ended May 31,				Period endedB
Selected data per share of outstanding capital stock throughout each period:	2018	2017	2016	2015	May 31, 2014
Net asset value at beginning of period	$X.XX	$9.43	$10.33	$10.91	$10.87
Income from investment operations
Net investment incomeA	X.XX	0.06	0.06	0.09	0.05
Net gains (losses) on securities (both realized and unrealized)	X.XX	0.57	(0.89)	(0.63)	0.03
Total from investment operations	X.XX	0.63	(0.83)	(0.54)	0.08
Less distributions
Dividends (from net investment income)	(X.XX)	(0.07)	(0.07)	(0.04)	(0.04)
Total distributions	(X.XX)	(0.07)	(0.07)	(0.04)	(0.04)

Net asset value at end of period	$XX.XX	$9.99	$9.43	$10.33	$10.91

Total ReturnC	X.XX%	6.74%	(8.00)%	(4.96)%	0.75%D

Ratios / supplemental data
Net assets ($000), end of period	$XX,XXX	$14,203	$7,340	$8,442	$7,406
Ratio of expenses to average net assets
Before custodian fee creditsD	X.XX%	1.14%	1.20%	1.24%	1.40%
After custodian fee creditsD	X.XX%	1.09%	1.14%	1.18%	1.35%
Ratio of net investment income after custodian fee credits to average net assetsD	X.XX%	0.65%	0.67%	0.86%	0.64%
Portfolio turnover rateC	XX%	10%	33%	14%	11%

A Calculated using average shares outstanding
B Operations commenced on 09/25/2013
C Not annualized for periods of less than one year
D Annualized for periods of less than one year

Amana Participation Fund: Financial Highlights

Investor Shares (AMAPX)		Year ended May 31,	Period ended
Selected data per share of outstanding capital stock throughout each period:	2018	2017	May 31, 2016A
Net asset value at beginning of period	$X.XX	$10.02	$10.00
Income from investment operations
Net investment incomeB	X.XX	0.21	0.10
Net gains (losses) on securities (both realized and unrealized)	X.XX	0.07	(0.01)
Total from investment operations	X.XX	0.28	0.09
Less distributions
Dividends (from net investment income)	(X.XX)	(0.22)	(0.07)
Distributions (from capital gains)	(X.XX)	(0.01)	-
Total distributions	(X.XX)	(0.23)	(0.07)
Paid-in capital from early redemption feesC	X.XX	0.00	0.00

Net asset value at end of period	$XX.XX	$10.07	$10.02

Total ReturnD	X.XX%	2.87%	0.91%

Ratios / supplemental data
Net assets ($000), end of period	$XX,XXX	$12,014	$3,016
Ratio of expenses to average net assets
Before custodian fee creditsE	X.XX%	0.92%	1.12%
After custodian fee creditsE	X.XX%	0.91%	1.12%
Ratio of net investment income after custodian fee credits to average net assetsE	X.XX%	2.14%	1.53%
Portfolio turnover rateD	XX%	23%	0%

Institutional Shares (AMIPX)	Year ended		Period ended
Selected data per share of outstanding capital stock throughout each period:	2018	2017	May 31, 2016A
Net asset value at beginning of period	$X.XX	$10.05	$10.00
Income from investment operations
Net investment incomeB	X.XX	0.24	0.07
Net gains on securities (both realized and unrealized)	X.XX	0.06	0.04
Total from investment operations	X.XX	0.30	0.11
Less distributions
Dividends (from net investment income)	(X.XX)	(0.23)	(0.06)
Distributions (from capital gains)	(X.XX)	(0.01)	-
Total distributions	(0.24)	(0.24)	(0.06)
Paid-in capital from early redemption feesC	X.XX	0.00	0.00

Net asset value at end of period	$XX.XX	$10.11	$10.05

Total ReturnD	X.XX%	3.09%	1.10%

Ratios / supplemental data
Net assets ($000), end of period	$XX,XXX	$26,200	$12,727
Ratio of expenses to average net assets
Before custodian fee creditsE	X.XX%	0.68%	0.72%
After custodian fee creditsE	X.XX%	0.67%	0.72%
Ratio of net investment income after custodian fee credits to average net assetsE	X.XX%	2.38%	0.99%
Portfolio turnover rateD	XX%	23%	0%

A Operations commenced on 09/25/2013
B Calculated using average shares outstanding
C Amount is less than $0.01
D Not annualized for periods of less than one year
E Annualized for period of less than on year

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Additional information about each Fund's investments and operations is available in the Trust's annual and semi-annual shareowner reports. The Trust's annual report includes a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal year. A Statement of Additional Information (SAI) contains more details, and is incorporated in this Prospectus by reference.

To obtain free copies of these documents and other information, and to make shareowner inquiries, please contact us at:

(logo omitted)

Saturna Capital
1300 North State Street
Bellingham, WA 98225-4730
1-800-728-8762
www.saturna.com

(logo omitted)

Amana Mutual Funds Trust
1-888-732-6262   www.amanafunds.com

Copies of the Statement of Additional Information and the annual and semi-annual reports are also available on our website, www.amanafunds.com.

Information about the Trust (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 202-551-8090 for information). Reports and other information about the Trust are also available on the SEC's EDGAR database (www.sec.gov) and copies may be obtained, upon payment of a duplicating fee, by e-mail request to publicinfo@sec.gov or writing the Public Reference Section of the SEC, Washington, DC 20549-1520.

This report is printed on paper with a minimum of 30% post-consumer fiber using soy-based inks. It is 100% recyclable. Amana's Investment Company Act file number is 811-04276.

PART B

STATEMENT OF ADDITIONAL INFORMATION

Amana Mutual Funds Trust

Income Fund

Growth Fund

Developing World Fund

Participation Fund

Investor	(AMANX)	Investor	(AMAGX)	Investor	(AMDWX)	Investor	(AMAPX)
Institutional	(AMINX)	Institutional	(AMIGX)	Institutional	(AMIDX)	Institutional	(AMIPX)

Statement of Additional Information

September 28, 2018

1300 N. State Street
Bellingham, Washington 98225

360-734-9900
888-732-6262

This Statement of Additional Information is not a Prospectus or Summary Prospectus. It provides additional information concerning the Trust, the Income Fund, the Growth Fund, the Developing World Fund, and the Participation Fund that is not included in the Prospectus or Summary Prospectuses. It should be read in conjunction with the Prospectus or Summary Prospectuses.

The audited financial statements and Report of Independent Registered Public Accounting Firm in the Funds' Annual Report to Shareowners, for the fiscal year ended May 31, 2018, and the Funds' Semi-Annual Report dated November 30, 2017, are incorporated by reference and made part of this Statement of Additional Information.

You may obtain a Prospectus or Summary Prospectus dated September 28, 2018 and shareowner Annual and Semi-Annual reports without charge by writing to the address shown above, calling toll-free to the number shown above, and at www.amanafunds.com.

TABLE OF CONTENTS:

TRUST HISTORY

Amana Mutual Funds Trust (the "Trust") was organized as a Delaware Statutory Trust March 11, 2013, and is the successor to Amana Mutual Funds Trust, an Indiana Business Trust organized on July 26, 1984, pursuant to a reorganization on July 19, 2013. Each Fund is a series of the Trust and the successor to the corresponding series of the prior Trust. The Income Fund commenced operations on June 23, 1986. The Growth Fund began operations on February 3, 1994. The Developing World Fund began operations on September 28, 2009. Institutional Shares of the Income, Growth, and Developing World Fund were first offered on September 25, 2013. The Participation Fund, including its Investor and Institutional Shares, began operations September 28, 2015.

FUND DESCRIPTIONS, INVESTMENTS, AND RISKS

Classification

Amana Mutual Funds Trust is designed to meet the needs of various investors, and the particular needs of Muslims, by investing in accordance with Islamic principles. The Trust is open to any investor.

The Trust is technically known as an "open-end diversified management investment company." It is a "series trust" that presently offers four separate funds for investors: Income Fund, Growth Fund, Developing World Fund, and Participation Fund.

Investment Strategies and Risks

The Prospectus describes the principal investment strategies and risks of those strategies.

The Funds pursue these investment strategies by purchasing equity and sukuk securities. While the Funds may purchase preferred stocks and engage in covered option writing, they currently do not do so.

In accordance with Islamic principles, the Funds shall not purchase conventional bonds, debentures, or other interest paying obligations of indebtedness.

The Funds may use income-producing investments to the extent the Board of Trustees and Saturna's Islamic consultants agree that those investments are consistent with Islamic principles. Short-term investments are securities that mature or have a remaining maturity of 12 months or less from the date of purchase. Most ordinary mutual funds use a variety of interest-paying investments for short-term needs. Because the Funds may not receive interest from their investments, the Funds cannot use them. A limited amount of Islamic investments that do not pay interest are available. The Funds may invest in them when such opportunities are suitable for the Funds.

Saturna Capital Corporation, the Funds' investment adviser (the "adviser") selects investments that to its knowledge do not violate the requirements of the Islamic faith at the time of investment. To ensure that investments meet the requirements of the Islamic faith, the adviser engages Amanie Advisors Sdn Bhd, a leading consultant specializing in Islamic finance.

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Fund Policies

The objectives of the Income Fund are current income and preservation of capital, consistent with Islamic principles; current income is its primary objective. The objective of the Growth Fund is long-term capital growth, consistent with Islamic principles. The objective of the Developing World Fund is long-term capital growth, consistent with Islamic principles. The objectives of the Participation Fund are capital preservation and current income, consistent with Islamic principles; capital preservation is its primary objective. In addition to the following fundamental policies, the trustees have instructed that investments not be made in preferred stocks and that the Funds should favor no-debt and low-debt companies. In accordance with Islamic principles, the Funds shall not make any investments that pay interest. These investment objectives, and the policies that follow, are fundamental policies and cannot be changed without approval by vote of a majority of the outstanding shares of the Fund. Other restrictions in the form of operating policies are subject to change by the Trust's Board without shareowner approval.

Senior Securities. Each Fund shall not issue senior securities.

Borrowing. Each Fund shall not borrow money, except for emergency purposes, including facilitation of heavy redemption requests, and then only in amounts not exceeding 10% of the then net liquidating value of the Fund's assets. The Trust is authorized to mortgage or pledge assets of a Fund to the extent necessary to secure such temporary borrowings.

Underwriting. Each Fund shall not act as an underwriter of another issuer's securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the 1933 Act), in connection with the purchase and sale of portfolio securities.

Industry Concentration. Each Fund, other than the Participation Fund, shall not concentrate its investments in any particular industry, and no investment shall be made if such investment at the time made would cause more than twenty-five percent of the total assets of the Fund, taken at market value or fair value as determined by the Trustees, to be invested in securities of issuers in any one industry. This restriction does not apply to the Participation Fund.

Real Estate and Commodities. Each Fund shall not engage in the purchase or sale of real estate, commodities, or commodity contracts except as may be acquired by the Fund in connection with a merger, consolidation, reorganization, or in satisfaction of a debt.

Loans. Each Fund shall not make loans, except that a Fund may, subject to applicable restrictions imposed by law, make loans of portfolio securities to brokers or dealers in corporate or governmental securities, banks, or other recognized institutional borrowers of securities against no less than 100% cash or equivalent collateral if immediately thereafter the aggregate market value of securities loaned shall not exceed 33% of the market value of its total assets.

Diversification. With respect to 75% of its total assets, each Fund, other than the Participation Fund, shall not: (1) purchase more than 10% of the outstanding voting securities of any one issuer; or (2) purchase securities of any issuer if, as a result, more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the US government or its agencies or instrumentalities. This restriction does not apply to the Participation Fund.

Options. Each Fund shall not purchase or sell options, except that a Fund may sell covered call options and purchase call options for the purpose of terminating call options previously sold.

Short Sales. Each Fund shall not make short sales of securities or maintain a short position, unless at all times when a short position is open, the Fund owns an equal amount of such securities or owns securities which, without the payment of any further consideration, are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short.

Temporary Defensive Position

The Funds may use short-term income-producing investments to the extent the Board of Trustees and Saturna's Islamic consultants agree that those investments are consistent with Islamic principles. Short-term investments that meet Islamic and mutual fund requirements are currently limited in the United States. Accordingly, assets are primarily held in cash at the custodian when the adviser implements a defensive position.

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Cayman Islands Subsidiary

The Participation Fund will invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands, the Subsidiary, the registered offices of which is located at [ ], George Town, Grand Cayman KY1-9002, Cayman Islands. The Fund will be the sole shareholder of the Subsidiary, and does not expect shares of the Subsidiary to be offered or sold to other investors. The Fund's investment in the Subsidiary may not exceed 25% of the value of its total assets (ignoring any subsequent market appreciation in the Subsidiary's value), which limitation is imposed by the Code and is measured at the end of each quarter of its taxable year.

To the extent applicable, the Subsidiary otherwise is subject to the same fundamental and non-fundamental investment restrictions as the Participation Fund and, in particular, to the same requirements relating to liquidity, and the timing and method of valuation of portfolio investments and Fund shares. (Accordingly, references in this SAI to the Fund may also include the Subsidiary.) By investing in the Subsidiary, the Fund may be considered to be investing indirectly in the same investments as the subsidiary and is indirectly exposed to the risks associated with those investments.

The Subsidiary is not registered with the SEC as an investment company under the 1940 Act and is not subject to the investor protections of the 1940 Act. As an investor in the Subsidiary, the Fund will not have the same protections offered to shareholders of registered investment companies. However, because the Subsidiary is wholly owned and controlled by the Fund and the Fund is managed by Saturna Capital Corporation, it is unlikely that the Subsidiary will take action in any manner contrary to the interest of the Fund or its shareholders. Because the Subsidiary has the same investment objective and, to the extent applicable, will comply with the same investment policies as the Fund, Saturna Capital Corporation manages the Subsidiary's portfolio in a manner similar to that of the Fund.

The Subsidiary has a board of directors that oversees its activities. The Subsidiary has entered into a separate investment advisory agreement with Saturna Capital Corporation and pays Saturna a fee for its services. The Subsidiary also has entered into agreements with the Fund's service providers for the provision of administrative, accounting, transfer agency and custody services.

The Fund and the Subsidiary may not be able to operate as described in this SAI in the event of changes to the laws of the United States or the Cayman Islands. If the laws of the Cayman Islands required the Subsidiary to pay taxes to a governmental authority, the Fund would be likely to suffer decreased returns.

Portfolio Turnover

The Trust places no formal restrictions on portfolio turnover and will buy or sell investments according to the adviser's appraisal of the factors affecting the market and the economy. Excessive portfolio turnover may be considered gambling by Islamic investors. The portfolio turnover rates for the most recent three fiscal years ended May 31, were:

Portfolio Turnover	2018	2017	2016
Income Fund	X%	1%	0%
Growth Fund	X%	0%	0%
Developing World Fund	XX%	10%	33%
Participation Fund	XX%	23%	0%

The Trustees have adopted a policy that seeks to minimize potential current income taxes paid by shareowners, which includes: (1) infrequent trading, (2) offsetting capital gains with losses, and (3) selling highest-cost tax-lots first.

Disclosure of Portfolio Holdings

The Amana Mutual Funds Trust has adopted a portfolio holdings disclosure policy governing the disclosure of the Funds' portfolio holdings. In accordance with this policy, the Funds may provide portfolio holdings information to third parties no earlier than the time a report is filed with the SEC that is required to contain such information or one day after the information is posted on the Funds' publicly accessible website, www.amanafunds.com. A list of portfolio holdings is generally made available on the Funds' website within ten business days after each month-end. Additionally, the Funds publish on the website a list of their top ten holdings as of the end of each calendar quarter, within ten business days after the end of the quarter for which the information is current.

The Funds may disclose portfolio holdings information that has not been included in a filing with the SEC or posted on the Funds' website (i.e., non-public portfolio holdings information) only if there is a legitimate business purpose for doing so and if the recipient is required, either by explicit agreement or by virtue of the recipient's duties to the Funds as an agent or service provider, to maintain the confidentiality of the information and to not use the information in an improper manner (e.g., personal trading). The Funds may disclose on an ongoing basis such

4

non-public portfolio holdings information in the normal course of their investment and administrative operations to various service providers, including the adviser, independent registered public accounting firm, custodian, financial printer, and to the legal counsel for the Funds' trustees. The adviser may disclose daily non-public portfolio holdings information on a next-day basis to service providers to enable the adviser to perform statistical analysis using those service providers' systems and software programs. The adviser may also provide certain non-public portfolio holdings information to broker-dealers from time to time in connection with the purchase or sale of securities. In providing this information, reasonable precautions are taken in an effort to avoid potential misuse of the disclosed information, including limitations on the scope of the portfolio holdings information disclosed, when appropriate.

Non-public portfolio holdings information may be provided to other persons if approved by the adviser's president or designee upon a determination that there is a legitimate business purpose for doing so, the disclosure is consistent with the interests of the Funds, and the recipient is obligated to maintain the confidentiality of the information and not misuse it.

Neither the adviser, the Funds, nor any affiliated or non-affiliated party shall receive any compensation or other consideration in connection with the disclosure of portfolio holdings.

In view of these Fund policies, it is unlikely that a conflict of interest between the interests of the Funds, the adviser, or any affiliated person of the Funds may arise. However, should the adviser's president become aware that a potential conflict of interest may exist in connection with authorized portfolio disclosures, she will promptly consult with the chairman of the Trust's Board of Trustees with regard to action to be taken. For further information about conflicts of interest, see the Portfolio Managers section beginning on page 19.

Proxy Voting Policies

The proxy voting guidelines summarize Saturna Capital Corporation's positions and give a general indication of how portfolio securities held in advisory accounts, such as the Funds, will be voted.

The guidelines are not exhaustive and do not include all potential voting issues. Because proxy issues and the circumstances of individual companies are varied, there may be instances when the adviser may not vote in strict adherence to these guidelines. We will evaluate the merits and intentions of all proposals, and will typically vote in favor of those proposals we determine to be constructive to the company, to the environment in which it operates, and to the best interest of its shareholders. We will typically oppose proposals we deem to be immaterial, nuisance proposals or proposals that would entail significant costs in compliance with little associated benefit.

Regardless of the circumstances, the adviser will always attempt to vote in accordance with the Funds' specific investment objectives and policies, which in the case of the Amana Mutual Funds, includes careful examination of environmental, social, and governance issues.

Saturna Capital Corporation's investment professionals, as part of their ongoing review and analysis of all portfolio holdings, are responsible for monitoring significant corporate developments, including proxy proposals submitted to shareowners. The research analyst assigned to the sector in which an issue falls is responsible for voting the associated proxies.

These guidelines are reviewed and approved annually by the Trustees. The research analyst will refer all issues where there could be a conflict of interest (e.g., a familial or business relationship with a company or management) or uncertainty regarding the merits of any management or shareholder proposal to Saturna's Proxy Committee for discussion and adjudication. The Proxy Committee consists of the Chief Investment Officer, President, and Chief Legal Officer of Saturna Capital Corporation, as well as other relevant investment professionals who may participate from time to time.

Disclosure of the proxy voting record is a responsibility of the Trust's secretary. The Funds' voting record is filed on Form N-PX for each 12-month period ending June 30th and is available (1) without charge, upon request, by calling Saturna Capital Corporation toll-free at 1-800-728-8762; (2) on the Saturna website; and (3) on the SEC's website at www.sec.gov.

CORPORATE GOVERNANCE

We will generally vote FOR:

  Proposals requesting disclosure of the company's political contributions and policies governing political contributions.
  Proposals requesting disclosure of the company's lobbying expenditures and policies governing lobbying expenditures.

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  Proposals requesting disclosure of the company's participation in drafting and/or supporting legislation (including the names of partnering organizations, if applicable).
  Management's recommendation for ratification of the auditor, except in the case where non-audit fees represent more than 30% of the total fees paid in the previous year.

Corporate Transactions

We will generally vote AGAINST:

  Authorization to transact other, unidentified, substantive business at the meeting.

We will vote CASE BY CASE on:

  Mergers and acquisitions, leveraged buyouts, spin-offs, re-incorporations, tax inversions, liquidations, and asset sales, with regard to the impact on existing shareholders' and community stakeholders' interests.
  Proposals to amend a company's charter or by-laws.

Director Elections

We will generally vote FOR:

  Proposals that require a majority of independent Directors.
  Proposals to separate the Chief Executive Officer and Chairman of the Board positions.
  Proposals seeking to increase the independence and diversity of board nominating, audit, and compensation committees.
  Establishment of reasonable retirement age for Directors.
  Proposals that require Directors to own a minimum number of shares in the company.

We will generally vote AGAINST:

  Directors who have attended less than 75% of Board meetings.
  Management proposals that give management the ability to alter the size of the board without shareholder approval.
  Efforts to classify the board or eliminate cumulative voting.
  The election of Directors who serve on the compensation committee who also serve as CEO of any public company.
  Proposals to elect directors on a staggered schedule.

We will vote CASE BY CASE on:

  Individual Directors, committee members, or on the entire board.
  Directors who are incumbent members of the nominating committee if the board, in our judgment, lacks diversity.

Takeover Defenses

We will generally vote FOR:

  The elimination of dual class stock with unequal voting rights.
  Proposals to put poison pills to a shareholder vote.

We will generally vote AGAINST:

  Proposals to introduce dual-class shareholding structures or non-voting share classes.
  Proposals to adopt anti-takeover defenses.

Capital Structure

We will generally vote FOR:

  Proposals to effect stock splits.
  Proposals authorizing share repurchase programs.

We will vote CASE BY CASE on:

  Proposals to increase common stock.

Compensation

We will generally vote FOR:

  Proposals to allow shareholders to vote on executive compensation.
  Compensation programs that relate executive compensation to a company's long-term performance.
  Stock option plans unless they could result in significant dilution or have other provisions clearly not in the interest of existing shareholders.

We will vote CASE BY CASE on:

  Executive and director compensation. We generally favor capital-related Key Performance Indicators (return on capital expenditure (ROCE); return on invested capital (ROIC); economic value added (EVA)) rather than accounting-related indicators (sales; earnings per share (EPS); and earnings before interest, taxes, depreciation, and amortization (EBITDA)).

6

ENVIRONMENT

We expect companies to be mindful of their environmental record and impact. We will vote in favor of proposals requesting that companies adopt the Ceres principles, and in favor of requests for corporate social responsibility or sustainability reports detailing a company's environmental practices.

We will also generally vote in favor of any proposal that requests disclosure and/or improvement relating to the company's approach to:

  Addressing climate change.
  Reducing waste.
  Reducing greenhouse gas emissions.
  Reducing other toxic emissions.s
  Taking responsibility for toxic cleanup.
  Mitigating water-related risks.
  Mitigating negative impact on biodiversity in the communities in which the company operates.
  The use of harmful pesticides, antibiotics, genetically engineered organisms, and other chemicals in food production.
  Health and environmental hazards the company's operations present to the communities in which it operates.
  Sustainable business operations.

SOCIAL RESPONSIBILITY

We will generally vote for any proposals that request disclosure and/or improvement relating to the company's approach to:

  The representation of women and minorities in the workplace.
  Equal employment opportunities and/or nondiscrimination policies.
  Workplace codes of conduct, particularly practices related to employee health and safety.
  Product-related safety issues, including product quality, and recalls.
  Animal welfare.

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MANAGEMENT OF THE TRUST

Board of Trustees

A Board of five Trustees oversees the Trust: M. Yaqub Mirza, Iqbal Unus, Miles Davis, Ronald Fielding, and Nicholas Kaiser. The Trustees establish policies as well as review and approve contracts and their continuance. The Trustees also elect the officers, determine the amount of any dividend or capital gain distribution, and serve on committees of the Trust. Trustees serve for the lifetime of the Trust or until reaching the mandatory retirement age, death, resignation, removal, or non re-election by the shareowners. The Trustees annually appoint officers for one-year terms.

Management Information

Starting with the Independent Trustees, the Trustees and officers are listed in the following tables.

Name (age) and address		Position(s) held with Trust and length of time served	Principal occupation(s) during past 5 years	Number of portfolios in Saturna fund complex overseen by Trustee	Other directorships held by Trustee
INDEPENDENT TRUSTEES
(photo omitted)	M. Yaqub Mirza, PhD 1300 N. State Street Bellingham, WA 98225 Age: 71

Independent Chairman
(since 2014); Vice Chairman, Independent Trustee
(2009 to 2014); Independent Trustee (1987 to 2003); Chairman (2000 to 2003); Audit and Compliance Committee; Governance, Compensation and Nominations Committee

			CEO, Sterling Management Group, Inc. (management services)	Four	None
(photo omitted)	Iqbal J. Unus, PhD 1300 N. State Street Bellingham, WA 98225 Age: 74	Independent Trustee (since 1989); Governance, Compensation, and Nominations Committee (Chairman)	Adviser, The Fairfax Institute at the International Institute of Islamic Thought	Four	None
(photo omitted)	Miles K. Davis, PhD 1300 N. State Street Bellingham, WA 98225 Age: 59	Independent Trustee (since 2008); Audit and Compliance Committee

President, Linville College

Former Dean and George Edward Durell Chair of Management, Harry F. Byrd, Jr. School of Business,
Shenandoah University;

Former Associate Professor of Management/Director of the Institute for Entrepreneurship, Shenandoah University

				Four	None
(photo omitted)	Ronald H. Fielding, MA, MBA, CFA 1300 N. State Street Bellingham, WA 98225 Age: 69	Independent Trustee (since 2012); Audit and Compliance Committee (Chairman, Financial Expert)	Director, ICI Mutual Insurance Company	Thirteen	Saturna Investment Trust
INTERESTED TRUSTEE
(photo omitted)	Nicholas F. Kaiser, MBA, CFA[1,3] 1300 N. State Street Bellingham, WA 98225 Age: 72	President, Trustee (since 1989); Governance, Compensation and Nominations Committee	Chairman and Director, Saturna Capital Corporation (the Trust's investment adviser); Chairman, and Director, Saturna Trust Company; (former) President, Saturna Trust Company	Four	None

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Name (age) and address		Position(s) held with Trust and length of time served	Principal occupation(s) during past 5 years
OFFICERS WHO ARE NOT TRUSTEES
(photo omitted)	Jane K. Carten, MBA[2,3] 1300 N. State Street Bellingham, WA 98225 Age: 43	Vice President (since 2012)	President, Chief Executive Officer, and Director, Saturna Capital Corporation; President and Director, Saturna Brokerage Services; Vice President and Director, Saturna Trust Company
(photo omitted)	Christopher R. Fankhauser[2] 1300 N. State Street Bellingham, WA 98225 Age: 46	Treasurer (since 2002)

Chief Operations Officer and Director, Saturna Capital Corporation;

Vice President and Chief Operations Officer, Saturna Brokerage Services; Vice President, Director, and Chief Operations Officer, Saturna Trust Company

(photo omitted)	Michael E. Lewis[2] 1300 N. State Street Bellingham, WA 98225 Age: 57	Chief Compliance Officer (since 2012)	Chief Compliance Officer, Saturna Capital Corporation, Saturna Trust Company, and affiliated funds; District Director, Seattle Office, Financial Industry Regulatory Authority (FINRA)
(photo omitted)	Jacob A. Stewart[2] 1300 N. State Street Bellingham, WA 98225 Age: 37	Anti-Money Laundering Officer (since 2015)	Anti-Money Laundering Officer, Saturna Capital Corporation, Saturna Brokerage Services; Chief Compliance Officer, Saturna Brokerage Services; Bank Secrecy Act Officer, Saturna Trust Company
(photo omitted)	Nicole Trudeau[2] 1300 N. State Street Bellingham, WA 98225 Age: 39	Secretary (since 2017)	Chief Legal Officer, Saturna Capital Corporation; Counsel, Simpson Thacher & Bartlett LLP; Partner, Stradley Ronon Stevens & Young LLP; Partner, K&L Gates LLP

As of September 1, 2018, no Independent Trustee (or any of his immediate family members) owned beneficially or of record securities of the adviser or the Trust's principal underwriter, or any person (other than a registered investment company) directly or indirectly, controlling, controlled by or under common control with the adviser or principal underwriter.

1 Mr. Kaiser is an "interested person" of the Trust as an employee of the adviser.

2 Mrs. Carten, Mr. Fankhauser, Mr. Lewis, ~~and~~ Mr. Stewart, and Ms. Trudeau are "interested persons" of the Trust as employees of the adviser. Mr. Fankhauser, Mr. Lewis, ~~and~~ Mr. Stewart, and Ms. Trudeau hold the same positions with Saturna Investment Trust, which has nine fund portfolios and is also managed by Saturna Capital Corporation.

3 Mrs. Carten is Mr. Kaiser's daughter.

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Management Ownership Information (as of December 31, 2017)
Trustee/Officer	Dollar range of equity securities in Funds of Saturna fund complex	Aggregate dollar range of equity securities in all Registered Investment Companies overseen by Trustee/Officer in Saturna fund complex
M. Yaqub Mirza

Amana Income Investor Shares: over $100,000
Amana Income Institutional Shares: over $100,000
Amana Growth Investor Shares: $10,001-$50,000
Amana Growth Institutional Shares: over $100,000
Amana Developing World Investor Shares: $10,001-$50,000

Over $100,000
Iqbal J. Unus

Amana Income Investor Shares: $1-$10,000
Amana Income Institutional Shares: over $100,000
Amana Growth Investor Shares: $50,001-$100,000
Amana Growth Institutional Shares: over $100,000
Amana Participation Investor Shares: $1-$10,000

Over $100,000
Miles K. Davis	Amana Income Institutional Shares: $10,001-$50,000 Amana Growth Institutional Shares: $10,001-$50,000 Amana Developing World Investor Shares: $1-$10,000	$10,001-$50,000
Ronald H. Fielding

Amana Income Investor Shares: $50,001-$100,000
Amana Growth Investor Shares: $50,001-$100,000
Amana Developing World Investor Shares: $10,001-$50,000

Sextant International: over $100,000
Sextant Global High Income: over $100,000

Over $100,000
Nicholas F. Kaiser

Amana Income Investor Shares: over $100,000
Amana Income Institutional Shares: over $100,000
Amana Growth Institutional Shares: over $100,000
Amana Developing World Institutional Shares: over $100,000
Amana Participation Investor Shares: $50,001-$100,000
Amana Participation Institutional Shares: over $100,000

Sextant Growth: over $100,000
Sextant International: over $100,000
Sextant Core: over $100,000
Sextant Global High Income: over $100,000
Sextant Short-Term Bond: over $100,000
Sextant Bond Income: over $100,000
Saturna Sustainable Bond: over $100,000
Saturna Sustainable Equity: over $100,000
Idaho Tax-Exempt: over $100,000

Over $100,000

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Leadership Structure and Board of Trustees

As part of its annual governance assessment, the Board reviews the collective and individual experience, qualifications, attributes, and skills of the Trustees. Attributes common to all Trustees are strong educational backgrounds, lifetimes of experience in business and finance, and ability to effectively request, evaluate, and discuss information about Amana with the adviser and other service providers to the Trust. The chairman of the Board and all other Trustees (except Mr. Kaiser) are independent of the adviser or other service providers, and fulfill the legal definition of Disinterested Trustee. They reside in diverse communities across the continent, and all have lived outside the United States.

The Board has concluded that its current leadership structure, in which the chairman of the Board is an Independent Trustee and not affiliated with the adviser, is appropriate and in the best interest of shareowners. In light of the services provided to the Trust daily by the adviser and the responsibilities of the adviser to the Trust, the Board believes it appropriate and in the best interest of shareowners to have a separate President who is an active adviser employee. In making the determination that each Trustee is qualified to serve, the Board considers a variety of criteria, including actual service, commitment, and participation of each Trustee during his tenure with the Trust. In addition to the information set forth in the Trustees table above and other relevant qualifications, the following are additional important qualifications of each Trustee:

M. Yaqub Mirza, PhD, returned to the position of the Trust's independent chairman in 2014. He suggested the concept of a US Islamic equity mutual fund in 1984. He is a founding member of the Board of Trustees and served from 1987 through 2003 as an independent Trustee, and as chairman of the Board from 2000 until 2003. He is the CEO of Sterling Management Group, Inc. (Herndon, VA), a consulting, venture capital, business management, and real estate investment firm. Dr. Mirza has served on the boards of public and private corporations, and has been actively involved with agro-industrial and technology businesses in several countries. He serves as a leader of numerous charities, and lectures on both entrepreneurialism and philanthropy. Dr. Mirza's degrees include a master's degree in science from the University of Karachi and a doctorate in physics from the University of Texas at Dallas. The Board feels Dr. Mirza's long service to the Trust, community organizations, considerable board experience, financial business background, and leadership make him an excellent board member.

Iqbal J. Unus, PhD, has served on the Board of Trustees since 1989. Currently Adviser of the Fairfax Institute (providing educational courses in the Washington, DC area), Dr. Unus has a long management career in Islamic education and service institutions. He is the former Dean of Students/Registrar at the School of Islamic and Social Sciences (Leesburg, VA). Dr. Unus holds two master's degrees in physics and nuclear engineering and a doctorate in nuclear physics from Emory University. The Board feels Dr. Unus' long service to the Trust and educational institutions, and his communication and other leadership skills, make him an excellent board member.

Miles K. Davis, PhD, is Dean and George Edward Durell Chair of Management, Harry F. Byrd, Jr. School of Business at Shenandoah University (Winchester, VA). Dr. Davis is active in the microfinance movement, and lectures regularly in the US, Africa, and Europe. An authority on entrepreneurship, his work focuses on the areas of integrity, values, and principles within the business world. Dr. Davis earned a bachelor's degree in communications from Duquesne University, a master's degree in human resource development from Bowie State University, and a doctorate in organizational behavior and management from The George Washington University. The Board feels Dr. Davis' proven academic leadership skills, financial background, and experience make him an excellent board member.

Ronald H. Fielding, MA, MBA, CFA, has worked in the mutual fund industry as a portfolio manager, owner, and senior officer of mutual fund advisers for over 25 years. He has served on the board of Investment Company Institute Mutual Insurance for 15 years. He has taught courses in finance and economics, and serves on philanthropic and educational institution boards. Mr. Fielding has a bachelor's degree in liberal arts from St. John's College, plus master's degrees in economics and business from the University of Rochester. The Board feels Mr. Fielding's demonstrated mutual fund industry experience and background, and his volunteer service and leadership on many boards, including ICI Mutual Insurance and St. John's College, make him an excellent board member.

Nicholas F. Kaiser, MBA, CFA, is president of the Trust and the portfolio manager of the Amana Income and Amana Growth Funds. He is chairman of Saturna Capital Corporation, Amana's investment adviser and administrator. He is also chairman of Saturna Capital Corporation's trust company and Malaysian investment advisory subsidiaries. For over 40 years, Mr. Kaiser and his firms have provided investment management, administration, accounting, servicing, marketing, and other services to mutual funds. Mr. Kaiser earned a bachelor's

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degree in economics from Yale College, and a master's degree in business administration from the University of Chicago. The Board feels Mr. Kaiser's experience leading mutual funds and investment advisory firms, both domestic and foreign, plus leadership experience on various other boards, make him an excellent board member.

Board Role in Risk Oversight

The Board's role in management of the Trust is oversight. Day-to-day management of the Trust, selection of Fund investments, administration services, and management of operational and portfolio risk are responsibilities of the adviser. Distribution services are the responsibility of Saturna Brokerage Services, Inc., a subsidiary of the adviser. The Board, through reports from the adviser, distributor, and third parties; meetings of the whole board as well as its committees; independent experiences including shareowner contacts; and communications with board advisors such as auditors, legal counsel, compliance officers, and regulators; provides only general supervision and risk oversight. The chairman's duties include developing the agenda for each Board meeting in consultation with management, presiding at each Board meeting, discussing Trust matters with management between Board meetings, and facilitating communication and coordination between the Trustees and management.

Committees

The Board has established two standing committees: the Audit and Compliance Committee and the Governance, Compensation, and Nominations Committee. The respective duties and current memberships of the standing committees are:

Audit and Compliance Committee. The Audit and Compliance Committee selects the independent registered public accounting firm, reviews all audit reports, and monitors compliance programs. Ronald H. Fielding, Miles K. Davis, and M. Yaqub Mirza are the members of the Audit and Compliance Committee. During the fiscal year ended May 31, 2018, the Audit and Compliance Committee met twice.

Governance, Compensation, and Nominations Committee. The Governance, Compensation, and Nominations Committee oversees the Board's annual review of operations and structure, and recommends trustee compensation. Shareowners wishing to recommend nominees may do so by sending written information to Dr. Unus at his address as given above. M. Yaqub Mirza, Iqbal J. Unus, and Nicholas F. Kaiser (an Interested Trustee) are the members of the Governance, Compensation, and Nominations Committee. With respect to the selection of nominees for Disinterested Trustees, Mr. Kaiser acts solely in an advisory capacity and does not vote. During the fiscal year ended May 31, 2018, the Governance, Compensation, and Nominations Committee met once.

Compensation

Saturna Capital Corporation, not the Trust, pays the salaries of officers of the Trust; except the Trust's Chief Compliance Officer's salary, for which the Trust may partially reimburse the adviser. The Trust pays the Independent Trustees $2,000 per quarter in arrears, $1,000 per board meeting attended (in person or by phone), and reimbursement of travel expenses. The Trustees are also paid $250 for committee meetings attended. The Trust pays the Board chairman and each committee chairman an additional $500 per quarter in arrears. For the fiscal year ended May 31, 2018, the Trust incurred $XX,XXX of compensation expenses. No pension or retirement benefits were incurred.

Code of Ethics

The Trust, its investment adviser Saturna Capital Corporation, and its principal underwriter Saturna Brokerage Services, have adopted a common Code of Ethics under Rule 17j-1 of the Investment Company Act and Rule 204A-1 of the Investment Advisers Act. The Code permits personnel subject to the Code (as defined in the Code) to invest in securities, including common stocks and mutual funds. To prevent conflicts of interest, the Code includes restrictions on investing in securities that may be purchased by the Funds. A copy of the Code is available without charge by contacting the Trust or the adviser, and is available on the Trust's website.

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Trustee Compensation for Fiscal Year ended May 31, 2018
Name of Person; Position	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust and Fund Complex Paid to Trustees
M. Yaqub Mirza; Trustee, Independent Chairman	$XX,XX	$0	$0	$XX,XX
Iqbal J. Unus; Trustee	$XX,XX	$0	$0	$XX,XX
Miles K. Davis; Trustee	$XX,XX	$0	$0	$XX,XX
Ronald H. Fielding; Trustee[1]	$XX,XX	$0	$0	$XX,XX
Nicholas F. Kaiser; Trustee	$0	$0	$0	$0
Michael Lewis; Chief Compliance Officer[2]	$100,000	$0	$0	n/a

1 Ronald H. Fielding serves as Trustee to the Saturna Investment Trust, to which Saturna Capital Corporation is adviser.

2 Michael E. Lewis also serves as Chief Compliance Officer to the Saturna Investment Trust, to which Saturna Capital Corporation is adviser, and to Saturna Trust Company. The Trustees have approved a portion of Mr. Lewis' compensation be allocated to the Trust.

PRINCIPAL HOLDERS OF SECURITIES

As of September 1, 2018, the principal holders of record (those with 5% or more of the outstanding shares) of securities of the Income Fund were:

Name and Address	Shares	Percentage of Investor Shares
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	X,XXX,XXX	X.XX%
Charles Schwab & Co., Inc. Special Custody Account FBO Customers 101 Montgomery Street, San Francisco, CA 94104	X,XXX,XXX	X.XX%
Voya Retirement, Insurance and Annuity Company One Orange Way, Windsor, CT, 06095	X,XXX,XXX	X.XX%
Pershing LLC 1 Pershing Plaza, Jersey City, NJ 07399	X,XXX,XXX	X.XX%

Name and Address	Shares	Percentage of Institutional Shares
UBS WM USA Omnibus Account 1000 Harbor Blvd. 5th Floor, Weehawken, NJ 07086	X,XXX,XXX	X.XX%
Vanguard Fiduciary Trust Company 400 Devon Park Drive K22 Wayne, PA 19087	XXX,XXX	X.XX%
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	XXX,XXX	X.XX%
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers 2801 Market Street, Saint Louis, MO 63103	XXX,XXX	X.XX%

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As of September 1, 2018, the principal holders of record (those with 5% or more of the outstanding shares) of securities of the Growth Fund were:

Name and Address	Shares	Percentage of Investor Shares
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	X,XXX,XXX	X.XX%
Charles Schwab & Co., Inc. Special Custody Account FBO Customers 101 Montgomery Street, San Francisco, CA 94104	X,XXX,XXX	X.XX%
Pershing LLC 1 Pershing Plaza, Jersey City, NJ 07399	X,XXX,XXX	X.XX%
TD Ameritrade, Inc. for the Exclusive Benefit of Our Clients P.O. Box 2226, Omaha, NE 68103	X,XXX,XXX	X.XX%

Name and Address	Shares	Percentage of Institutional Shares
UBS WM USA Omnibus Account 1000 Harbor Blvd. 5th Floor, Weehawken, NJ 07086	X,XXX,XXX	X.XX%
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	X,XXX,XXX	X.XX%
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers 2801 Market Street, Saint Louis, MO 63103	X,XXX,XXX	X.XX%

As of September 1, 2018, the principal holders of record (those with 5% or more of the outstanding shares) of securities of the Developing World Fund were:

Name and Address	Shares	Percentage of Investor Shares
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	XXX,XXX	X.XX%
Charles Schwab & Co., Inc. Special Custody Account FBO Customers 101 Montgomery Street, San Francisco, CA 94104	XXX,XXX	X.XX%
Pershing LLC 1 Pershing Plaza, Jersey City, NJ 07399	XXX,XXX	X.XX%
TD Ameritrade Inc. For The Exclusive Benefit of Our Customers P.O. Box 2226, Omaha, NE 68103-2226	XXX,XXX	X.XX%

Name and Address	Shares	Percentage of Institutional Shares
Saturna Capital Corporation[1] 1300 North State Street, Bellingham, WA 98225	XXX,XXX	X.XX%
TD Ameritrade, Inc. for the Exclusive Benefit of Our Clients P.O. Box 2226, Omaha, NE 68103	XXX,XXX	X.XX%
UBS WM USA Omnibus Account 1000 Harbor Blvd. 5th Floor, Weehawken, NJ 07086	XXX,XXX	X.XX%

1 Shares owned beneficially

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As of September 1, 2018, the principal holders of record (those with 5% or more of the outstanding shares) of securities of the Participation Fund were:

Name and Address	Shares	Percentage of Investor Shares
TD Ameritrade, Inc. for the Exclusive Benefit of Our Clients P.O. Box 2226, Omaha, NE 68103	XXX,XXX	X.XX%
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	XXX,XXX	X.XX%
Charles Schwab & Co., Inc. Special Custody Account FBO Customers 101 Montgomery Street, San Francisco, CA 94104	XXX,XXX	X.XX%

Name and Address	Shares	Percentage of Institutional Shares
Saturna Capital Corporation[1] 1300 North State Street, Bellingham, WA 98225	XXX,XXX	X.XX%
FOLIOfn, Inc. 8180 Greensboro Drive 8th Floor, McLean, VA 22102	XXX,XXX	X.XX%
NFSC Omnibus Account for the Exclusive Benefit of Our Customers 200 Liberty Street, New York, NY 10281	XXX,XXX	X.XX%
Mar-Jac Poultry, Inc.[1] P.O. Box 1017, Gainesville, GA 30503	XXX,XXX	X.XX%

1 Shares owned beneficially

As of September 1, 2018, the trustees, officers, and their affiliates (including Saturna Capital Corporation) as a group, owned the following percentages of outstanding shares:

Trustees', officers', and affiliates' ownership
Income Fund Investor Shares (AMANX)	X.XX%
Income Fund Institutional Shares (AMINX)	X.XX%
Growth Fund Investor Shares (AMAGX)	X.XX%
Growth Fund Institutional Shares (AMIGX)	X.XX%
Developing World Fund Investor Shares (AMDWX)	X.XX%
Developing World Fund Institutional Shares (AMIDX)	X.XX%
Participation Fund Investor Shares (AMAPX)	X.XX%
Participation Fund Institutional Shares (AMIPX)	X.XX%

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INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser and Administrator

Saturna Capital Corporation, 1300 N. State Street, Bellingham, Washington 98225 is the Investment Adviser and Administrator (the "adviser") for the Trust. Saturna Capital Corporation is also the Trust's transfer agent. Mr. Nicholas Kaiser, by his ownership of the majority of its voting stock, is the controlling person of the adviser. Mr. Kaiser is also a trustee and president of Amana Mutual Funds Trust, and the portfolio manager of the Income and Growth Funds. A discussion regarding the Trustees' approval of the continuance of the investment advisory and administration agreements is available in the Trust's semi-annual report published every January.

Advisory Fee

Under their Advisory and Administration Agreements, each Fund, other than the Participation Fund, pays the adviser an advisory and administration fee of 0.95% annually of average daily net assets. ~~Additionally, the adviser has contractually undertaken to modify each Fund's (other than the Participation Fund) advisory and administration fee to 0.95% on the first $500 million of the Fund's average daily net assets, 0.85% on the next $500 million, 0.75% on the next $500 million, and 0.65% on assets over $1.5 billion. This undertaking may not be rescinded without the approval of the Board of Trustees.~~ Prior to January 1, 2018, the Amana Growth Fund, Amana Income Fund, and Amana Developing World Fund each paid an advisory and administration fee of 0.95% on the first $500 million of a Fund's average daily net assets, 0.85% on the next $500 million, 0.75% on the next $500 million, and 0.65% on assets over $1.5 billion. Beginning January 1, 2018, the Amana Growth Fund, Amana Income Fund, and Amana Developing World Fund each pay a lower advisory and administration fee of 0.85% on the first $1 billion of a Fund's average daily net assets, 0.75% on the next $1 billion, and 0.65% on assets over $2 billion. Under the Advisory and Administration Agreement for the Participation Fund, the Fund pays the adviser an advisory and administration fee of 0.50% annually of the average daily net assets. The adviser, at its own expense and without additional cost to the Funds, furnishes office space, office facilities and equipment, personnel (including executive officers), and clerical and bookkeeping services required to conduct the Funds' business.

The Advisory and Administration Fees table at left shows amounts Saturna Capital Corporation was paid as the Funds' investment adviser and administrator For the three most recent fiscal years ended May 31.

The advisory agreements also provide that in the event the total expenses of a Fund (excluding taxes, commissions and

Advisory and Administration Fees	2018	2017	2016
Income Fund	$XX,XXX,XXX	$11,300,267	$11,412,734
Growth Fund	XX,XXX,XXX	13,470,384	14,820,304
Developing World Fund	XXX,XXX	244,325	242,298
Participation Fund	XXX,XXX	129,018	42,658

Transfer Agent Fees	2018	2017	2016
Income Fund Investor Shares (AMANX)	$XX,XXX	$28,496	$35,313
Income Fund Institutional Shares (AMINX)	X,XXX	9,269	967
Growth Fund Investor Shares (AMAGX)	XX,XXX	36,246	57,062
Growth Fund Institutional Shares (AMIGX)	XX,XXX	12,073	1,068
Developing World Fund Investor Shares (AMDWX)	X,XXX	4,034	5,183
Developing World Fund Institutional Shares (AMIDX)	X,XXX	1,782	165
Participation Fund Investor Shares (AMAPX)	n/a	n/a	n/a
Participation Fund Institutional Shares (AMIPX)	n/a	n/a	n/a

Retirement Plan Custodian Fees	2018	2017	2016
Income Fund Investor Shares (AMANX)	$XXX	$120	$44,700
Income Fund Institutional Shares (AMINX)	XX,XXX	33,475	1,740
Growth Fund Investor Shares (AMAGX)	XXX	110	52,879
Growth Fund Institutional Shares (AMIGX)	XX,XXX	45,608	1,770
Developing World Fund Investor Shares (AMDWX)	XX	20	8,348
Developing World Fund Institutional Shares (AMIDX)	X,XXX	7,220	662
Participation Fund Investor Shares (AMAPX)	XX	20	122
Participation Fund Institutional Shares (AMIPX)	X,XXX	1,641	43

12b-1 Fees	2018	2017	2016
Income Fund Investor Shares (AMANX)	$X,XXX,XXX	$2,509,042	$2,732,420
Growth Fund Investor Shares (AMAGX)	X,XXX,XXX	2,953,311	3,732,267
Developing World Fund Investor Shares (AMDWX)	XX,XXX	38,923	44,753
Participation Fund Investor Shares (AMAPX)	XX,XXX	16,496	2,074

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extraordinary items) for any fiscal year exceed 2% of average daily net assets, the Fund shall be reimbursed for such excess. No reimbursements have been required.

The Investment Advisory and Administrative Services Agreement is renewable from year to year with respect to each Fund, so long as its continuance is approved at least annually (1) by the vote of a majority of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such approval, and (2) by the vote of a majority of the Trustees or by a majority vote of the outstanding shares of the Fund (as defined by the 1940 Act).

Under its respective investment advisory agreement, each Fund pays its own taxes, brokerage commissions, trustees' fees, legal and auditing fees, insurance premiums, custodian fees, transfer agent fees, registrar and dividend disbursing agent fees, expenses incurred in complying with state and federal laws regulating the issue and sale of its shares, and mailing and printing costs for prospectuses, reports, and notices to shareowners.

Principal Underwriter

The adviser's wholly-owned subsidiary, Saturna Brokerage Services, Inc., 1300 N. State Street, Bellingham, WA 98225, is a general securities brokerage firm and acts as distributor for the Trust.

Mr. Kaiser, an interested Trustee, is chairman and director of Saturna Capital Corporation and Saturna Trust Company. Mrs. Jane Carten, an officer of the Trust, is president, chief executive officer, and a director of Saturna Capital Corporation; she is also president and a director of Saturna Brokerage Services, Inc. and a vice president and director of Saturna Trust Company. Mr. Fankhauser, an officer of the Trust, is chief operations officer and a director of Saturna Capital Corporation; he is also chief operations officer and a vice president of Saturna Brokerage Services, Inc. and a vice president, chief operations officer, and director of Saturna Trust company. All employees of the distributor are also employees of the adviser.

Shareowner Servicing

Under a separate service agreement, Saturna Capital Corporation also provides shareowner services as the transfer agent and dividend-paying agent for the Funds. As transfer agent, Saturna furnishes to each shareowner a confirmation after each transaction, a historical statement at the end of each year showing all transactions during the year, and Form 1099 and Form 1042 tax forms. Saturna also, on behalf of the Funds, responds to shareowners' questions and correspondence. Furthermore, the transfer agent regularly furnishes the Funds with current shareowner lists and information necessary to keep the shares in balance with the Funds' records. The transfer agent protects the privacy of shareowner information, but provides shareowner information to regulators and other parties with legal rights to such information, and to a mailing service, under a confidentiality agreement, to facilitate the distribution of shareowner reports. The transfer agent performs the mailing of all financial statements, notices, and prospectuses to shareowners. Without direct cost to individual shareowners, the transfer agent also maintains records of contributions, disbursements, and assets as required for IRAs and other IRS-qualified retirement accounts. The transfer agent makes year-end zakah computations for shareowners requesting this service. The transfer agent is paid a monthly fee of $0.25 per active account for each Fund other than the Participation Fund.

The Transfer Agent Fees table on page 15 shows the amounts Saturna Capital Corporation was paid as the Funds' shareowner servicing and transfer agent for the three most recent fiscal years ended May 31.

Saturna Trust Company, a wholly-owned subsidiary of Saturna Capital Corporation, is the Funds' retirement plan custodian and, as such, is paid compensation for maintaining records of contributions, disbursements, and assets as required for IRAs and other IRS-qualified retirement accounts. An annual fee of $10 per account for retirement plan services is paid by the Funds to Saturna Trust Company.

Retirement plans using Saturna Trust Company as the custodian, including IRAs, invest in Amana Institutional Shares (i.e., without 12b-1 plan expenses).

The Retirement Plan Custodian Fees table on page 15 shows the amounts Saturna Trust Company was paid as the Funds' retirement plan custodian for the three most recent fiscal years ended May 31.

Subsidiary Service Providers

The Subsidiary has entered into an agreement with the Trust's service providers for the provision of administrative, accounting transfer agency and custody services. The Subsidiary will bear the expenses associated with these services, which are not expected to be material in relation to the value of the Participation Fund's assets. It is also

17

anticipated that the Fund's own expenses will be reduced to some extent as a result of the payment of such expenses at the Subsidiary level. Therefore, it is expected that the Fund's investment in the Subsidiary will not result in the Fund's paying duplicative fees for similar services provided to the Fund and the Subsidiary.

Rule 12b-1 Plan

Effective July 19, 2013, the Trust entered into a distribution agreement with Saturna Brokerage Services, Inc. (the "distributor"), a broker-dealer registered under the Securities Exchange Act of 1934, pursuant to which the distributor acts as principal underwriter of Fund shares for sale to the public. Additionally, the Trust has adopted a Rule 12b-1 plan which provides for each Fund to reimburse the distributor monthly at a rate of up to 0.25% annually of that Fund's average daily net assets applicable to Income Fund, Growth Fund, Developing World Fund, and Participation Fund Investor Shares to finance the distribution of those shares and to furnish services to owners of Investor Shares. The plan reimburses the distributor only for expenses incurred and does not compensate the distributor regardless of expenses. The Trust does not participate in any joint distribution activities with another investment company.

The Trustees, in seeking shareowner approval for the distribution plan, expected that it would help the adviser and distributor have the flexibility to direct their distribution activities in a manner consistent with prevailing market conditions by using, subject to regular Trustee approval, a portion of Trust assets to make payments to the distributor or third parties for marketing, distribution, and other services. They expected that to the extent the adviser and distributor have greater flexibility and resources under the plan, additional sales of Income Fund, Growth Fund, Developing World Fund, and Participation Fund Investor Shares may result, and that this has the potential to benefit the Funds by reducing the possibility that a Fund would experience net redemptions, which might require the liquidation of portfolio securities in amounts and at times that could be disadvantageous for investment purposes. There can be no assurance that these events will occur.

The 12b-1 Fees table on page 15 shows the amounts Saturna Brokerage Services was paid as the Funds' underwriter under the distribution plan for the three most recent fiscal years ended May 31.

Institutional Shares do not pay the 12b-1 fee.

No Trustee who is not an interested person of the Trust has a direct or indirect financial interest in the operation of the plan or related agreements. While Saturna Brokerage Services is paid fees under the plan, there is no benefit to Saturna Capital Corporation or its employees, including Mr. Kaiser, as the amounts spent by Saturna Capital Corporation (described below) substantially exceed the 12b-1 fees received.

Under the distribution plan, the distributor has entered into dealer selling agreements with a large number of brokerage firms. These selling agreements do not compensate dealers for actual sales (the Amana Funds pay no sales commissions), only for assets they hold and service for their customers.

During the fiscal year ended May 31, 2018, the Funds reimbursed the distributor the following amounts allocated to the following principal activities:

Advertising:	$-
Printing and mailing of prospectuses to other than current shareowners:	$-
Compensation to underwriters:	$-
Compensation to broker-dealers:	$X,XXX,XXX

The adviser spent an additional $2,856,034 of its own resources to compensate broker-dealers. The adviser may pay such additional compensation, out of its own resources and not as an expense of the Funds, to brokers or other financial intermediaries, or their affiliates, in connection with the sale, distribution, retention, and/or servicing of Fund shares. To the extent that these resources are derived from advisory fees paid by Income Fund, Growth Fund, Developing World Fund, and Participation Fund Investor Shares, these payments could be considered "revenue sharing." In some cases, these payments may create an incentive for the intermediary or its employees to recommend or sell shares of the Funds to you. If you have purchased shares of a Fund through an intermediary, please contact your intermediary to learn more about any payments it receives from the adviser and/or its affiliates, as well as fees and/or commissions the intermediary charges. You should also consult disclosures made by your intermediary at the time of purchase. Any such payments will not change the net asset value or the price of a Fund's shares.

Custodian

Bank of New York Mellon Asset Servicing, 2 Hanson Place, Brooklyn, NY, 11217, is the custodian of the Funds. The custodian holds all securities and cash, settles all Fund portfolio securities transactions, receives (on behalf of the Funds) the money from sale of Fund shares, and on order of the Funds, pays the authorized expenses of the Funds. When investors redeem Fund shares, the proceeds are paid to the shareowner from a Fund's account at the custodian bank.

Independent Registered Public Accounting Firm

Tait, Weller and Baker LLP, 1818 Market Street, Suite 2400, Philadelphia, PA 19103, is the independent registered

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public accounting firm for the Trust and the Funds. The accountants conduct an annual audit of the Funds as of May 31 each year. With pre-approval of the Trustees, they may provide related services such as preparing Fund tax returns.

PORTFOLIO MANAGERS

All Saturna Capital Corporation employees, including Patrick T. Drum, Bryce R. Fegley, Nicholas F. Kaiser, Scott F. Klimo, Monem Salam, and other portfolio managers are paid an annual salary, as set by the board of Saturna Capital. The board also pays bonuses that are partly dependent on the profits of Saturna Capital and may also reflect the results of specific managed accounts or specific businesses of Saturna Capital. As owners of shares and/or stock options of Saturna Capital Corporation, Messrs. Drum, Fegley, Kaiser, Klimo, and Salam may benefit from any increase in its value per share that might result from its operations or profits. They may also receive dividends on shares of Saturna Capital. All Saturna Capital employees are eligible for a retirement plan, health care, and other benefits, and a stock option plan. Stock options are annually awarded on the basis of years of service, and not individual performance. Mutual fund portfolio managers are paid a monthly bonus (which may be shared with other employees) when a Fund achieves an overall rating of 4 or 5 stars from Morningstar. The bonus is 1% of the adviser's net monthly fee (which is based on both assets and performance) for a 4-star rating and 2% of the monthly fee for a 5-star rating.

Saturna's portfolio managers may manage multiple accounts, including mutual funds and separate accounts for individuals, investment partnerships, pension funds, and charities. Portfolio managers make investment decisions for each account based on the investment objectives, policies, practices, and other relevant investment considerations that the managers believe are applicable to that account. The management of multiple accounts may give rise to potential conflicts of interest when the accounts have similar or different objectives, benchmarks, time horizons, and fees because the portfolio manager must allocate his time and investment ideas across multiple accounts. Consequently, a manager may purchase (or sell) a security for one account and not for another. The adviser has adopted policies designed to fairly allocate securities purchased or sold on an aggregated basis. Transactions executed for one account may adversely affect the value of securities held by other accounts. Securities selected for some accounts may outperform the securities selected for others. Through an arrangement with Saturna

Portfolio Manager Fund Ownership (as of May 31, 2018)
Dollar range of equity securities in Amana Mutual Funds Trust owned beneficially by Portfolio Managers
Patrick T. Drum	Amana Participation Fund Investor Shares: $1-$10,000 Amana Participation Fund Institutional Shares: $1-$10,000
Bryce R. Fegley	Amana Growth Fund Institutional Shares: $10,001-$50,000 Amana Developing World Fund Institutional Shares: $1-$10,000
Nicholas F. Kaiser

Amana Income Fund Investor Shares: $100,001-$500,000
Amana Income Fund Institutional Shares: over $1,000,000
Amana Growth Fund Institutional Shares: over $1,000,000
Amana Developing World Fund Institutional Shares: over $1,000,000
Amana Participation Fund Investor Shares: $50,001-$100,000
Amana Participation Fund Institutional Shares: over $1,000,000

Scott F. Klimo	Amana Income Fund Institutional Shares: $100,001-$500,000 Amana Growth Fund Institutional Shares: $50,001-$100,000 Amana Developing World Fund Institutional Shares: $10,001-$50,000
Monem A. Salam	Amana Income Fund Institutional Shares: $100,001-$500,000 Amana Growth Fund Institutional Shares: $100,001-$500,000 Amana Developing World Fund Institutional Shares: $50,001-$100,000

Portfolio Managers (as of May 31, 2018)
Portfolio Manager:	Trust portfolios served as primary manager (assets):	Other investment company portfolios served as primary manager (assets):	Other pooled investment vehicles served as primary manager (assets):	Other accounts (assets):
Patrick T. Drum	Amana Participation Fund ($62,926,535)	Saturna Sustainable Bond Fund ($26,898,341)	None	None
Nicholas F. Kaiser	Amana Growth Fund ($1,703,481,443) Amana Income Fund ($1,334,250,881)	Sextant International Fund ($63,332,082)[1]	Four ($48,817,367)[1]	Eighteen ($27,246,937)
Scott F. Klimo	Amana Dev. World Fund ($31,095,813)	Sextant Growth Fund ($39,681,403)[1]	None	None
[1] Assets managed with a performance fee

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Brokerage Services, accounts presently trade securities at zero commission, eliminating a potential conflict.

Amana's net monthly advisory fee is solely dependent on Fund assets. The net monthly fee from the Sextant Funds is partly based on Sextant Fund performance results. The

Sextant International Fund (which Mr. Kaiser manages), Sextant Growth Fund (which Mr. Klimo manages), Sextant Global High Income Fund (which Mr. Fegley manages) and the Sextant Bond Income, Sextant Core Fund, and Sextant Short-Term Bond Fund (which Messrs. Kaiser, Klimo, and Fegley do not manage), pay a base fee of 0.50% of average daily net assets, adjusted up or down by up to 0.20% depending upon a Fund's performance over the previous 12 months compared to the average fund in its Morningstar category.

Since all fund assets vary over time with performance and investors favor mutual funds with superior investment records, the portfolio manager's bonus is a function of both performance and assets.

Three of the private pooled investment portfolios managed by Mr. Kaiser pay Saturna Capital Corporation as adviser a performance fee of 10% of the year's increase in net asset value achieved from the previous highest year-end net asset value. There is no base fee and no performance fee in years when the net asset value is below the highest previous value. As portfolio manager, Mr. Kaiser normally receives a significant portion of any fee earned as a bonus.

A portfolio manager's compensation plan may give rise to potential conflicts of interest. To reduce this risk, a mutual fund portfolio manager's account performance bonus depends upon the Fund's overall Morningstar™ rating, which derives from investment results over the last three, five, and 10 years. A manager's compensation tends to increase with assets under management, which in turn may increase the value of Saturna Capital Corporation.

BROKERAGE ALLOCATION

The placing of purchase and sale orders as well as the negotiation of commissions is performed by the adviser and is reviewed by the Board of Trustees. Although it is permitted to do so, the adviser does not allocate brokerage to any broker in return for research or services.

The primary consideration in effecting securities transactions for the Trust is to obtain the best price and execution which in the judgment of the adviser is attainable at the time and which would bring the best net overall economic result to a Fund. Factors taken into account in the selection of brokers include the price of the security, commissions paid on the transaction, the efficiency and cooperation with which the transaction is effected, the expediency of making settlement, and the financial strength and stability of the broker. The adviser may negotiate commissions at a rate in excess of the amount another broker would have charged if it determines in good faith that the overall net economic result is favorable to the Fund and is not required to execute trades in "over-the-counter" securities with primary market-makers if similar terms are available elsewhere. The adviser evaluates whether brokerage commissions are reasonable based upon available information about the general level of commissions paid by similar mutual funds for comparable services.

When consistent with best execution, brokerage may be directed to Saturna Brokerage Services, Inc., a wholly-owned

Commissions Paid To Saturna Brokerage Services
	2018	2017	2016	% of 20187 aggregate brokerage commissions paid Saturna Brokerage	% of 2018 aggregate dollar amount of transactions involving the payment of commissions through Saturna Brokerage
Income Fund	$0	$0	$0	0%	0%
Growth Fund	$0	$0	$0	0%	0%
Developing World Fund	$0	$0	$0	0%	0%
Participation Fund	$0	$0	$0	0%	0%

Commissions Paid To Other Broker-Dealers
	2018	2017	2016
Income Fund	$X,XXX	$-	$3,700
Growth Fund	$X,XXX	$8,935	$7,167
Developing World Fund	$X,XXX	$8,669	$4,111
Participation Fund	$X,XXX	$-	$-

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subsidiary of the adviser, which engages in a discount brokerage business. Saturna Brokerage Services currently executes portfolio transactions for the Trust for free (no commissions). Transactions effected through other brokers are subject to commissions payable to that broker.

The Commissions Paid To Saturna Brokerage Services table on page 19 contains the commissions each Fund paid Saturna Brokerage for each of the last three fiscal years.

The Commissions Paid To Other Broker-Dealers table on page 19 contains the commissions each Fund paid to unaffiliated broker-dealers for each of the last three fiscal years.

The Trustees review brokerage activity in detail at each regular meeting. Meetings are held on a quarterly schedule.

CAPITAL STOCK

The Amana Mutual Funds Trust is organized as a "series" investment company. Each Fund of the Trust is divided into classes, which are further divided into shares of beneficial interest. Those Funds and classes are named: Income Fund Investor, Income Fund Institutional, Growth Fund Investor, Growth Fund Institutional, Developing World Fund Investor, Developing World Fund Institutional, Participation Fund Investor, and Participation Fund Institutional. There are no restrictions on shareowners' rights to freely retain or dispose of shares of any class. There are no material obligations or potential liabilities associated with owning a Fund's shares except the investment risks described in the Funds' prospectus and summary prospectuses, and in this statement of additional information in the section Fund Descriptions, Investments, and Risks on page 2. The shareowners of each separate Fund may look only to that Fund for dividends, income, capital gains or losses, redemption, liquidation, or termination. Each class of shares of a Fund will have (i) exclusive voting rights on any matter submitted to shareowners that relates solely to its arrangement and (ii) separate voting rights on any matter submitted to shareowners in which the interests of one class differ from the interest of any other class (however, the Participation Fund may impose a redemption fee). The voting rights of each class of shares can only be modified by a majority vote of that class. Shareowners may elect to convert eligible Investor Shares into corresponding Institutional Shares of the same series, provided that following the conversion the investor meets applicable eligibility requirements for the Institutional Shares. Any such conversion will occur at the next available respective net asset values of the share classes. There are no sinking fund provisions. The creditors and shareowners of each class of shares are limited to the assets of that class of shares for recovery of charges, expenses, and liabilities.

PURCHASE, REDEMPTION, AND PRICING OF SHARES

See Purchase and Sale of Fund Shares in each Fund's Summary Prospectus and Fund Share Pricing in the Trust's Prospectus for an explanation about the ways to purchase or redeem shares. Both purchases and redemptions are made at net asset value per share.

It is important to note that there are differences between the two share classes. Investor Shares are subject to an annual distribution fee to compensate financial intermediaries for providing investors with ongoing account services. Institutional Shares are not subject to an annual distribution fee and, consequently, holders of Institutional Shares may not receive the same types or levels of services from financial intermediaries. In choosing between Investor Shares versus Institutional Shares, investors should weigh the benefits of the services to be provided by financial intermediaries against the annual distribution fee imposed upon some shares.

Offering Price

Each Fund computes its price per share of each share class on each business day by dividing the value of all securities and other assets, less liabilities, attributable to each share class, by the number of shares outstanding of that class. The daily price is determined for each class of each Fund as of the close of trading on the New York Stock Exchange (generally 4 p.m. Eastern time) on each day the Exchange is open for trading. The Exchange is generally closed on New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. See the balance sheet in the Annual Report or Semi-Annual Report for a specimen sheet showing how the Funds calculate net asset value, which is the price used for both purchase and redemption of shares.

Pricing of Foreign Equity Securities

Foreign securities traded outside the US are valued on the basis of their most recent closing market prices at 4 p.m. Eastern time.

Foreign markets may close before the time at which the Funds' prices are determined. Because of this, events occurring after the close of a foreign market and before the determination of the Funds' NAVs may have a material effect

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on the Funds' foreign security prices. To account for this the Funds may use independent pricing services for valuation of securities.

In developing valuations for foreign securities, the independent pricing services review a variety of factors, including developments in foreign markets, the performance of US securities markets, and the performance of instruments trading in US markets that represent foreign securities and baskets of foreign securities. The Funds may also fair value securities in other situations, for example, when a particular foreign market is closed but the Fund is open.

The Funds routinely compare closing market prices, the next day's opening prices in the same markets, and adjusted prices and other factors they believe are relevant for such testing. Other mutual funds may adjust the prices of their securities by different amounts.

Intermediary Processing

Investors should be aware that intermediaries might have policies different than the Funds' policies regarding trading and redemptions, and these may be in addition to or in place of the Funds' policies. For more information about these restrictions and policies, please contact your broker, retirement plan administrator, or other intermediary.

Abandoned Property

It is the responsibility of the investor to ensure that Saturna Capital Corporation maintains a correct address for the investor's account(s). An incorrect address may cause an investor's account statements and other mailings to be returned. If Saturna Capital Corporation is unable to locate the investor, then it will determine whether the investor's account has been legally abandoned. Saturna Capital Corporation is legally obligated to escheat (or transfer) abandoned property to the appropriate state's unclaimed property administrator in accordance with statutory requirements. The investor's last known address of record determines which state has jurisdiction.

TAXATION OF THE TRUST

Each Fund is a separate economic entity and as such, the tax status and tax consequences to shareowners of each Fund differ, depending upon the investment objectives, operations, income, gain or loss, and distributions from each Fund.

Each Fund intends to distribute to shareowners substantially all of its net investment income and net realized capital gains, if any, and to comply, as each has since inception, with the provisions of the Internal Revenue Code applicable to regulated investment companies (Subchapter M), which relieve mutual funds of federal income tax on the amounts so distributed.

If a Fund failed to qualify for treatment as a regulated investment company for any taxable year, (a) it would be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its shareowners and (b) the shareowners would treat all those distributions, including distributions of net capital gain, as dividends to the extent of that Fund's earnings and profits, taxable as ordinary income (except that, for individual shareowners, the part thereof that is "qualified dividend income" would be subject to federal income tax at the rate for net capital gains — a maximum rate of 20%) and eligible for the dividends-received deduction available to corporations under certain circumstances. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for regulated investment company treatment.

The Trust's custodian may use foreign sub-custodians to hold securities of a Fund outside the US, which can subject the Fund to foreign withholding or other taxes. Working with its custodian, the Fund can normally reclaim such foreign taxes.

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As of May 31, 2018 the components of distributable earnings on a tax basis were as follows:

Income Fund
Undistributed ordinary income	$XX,XXX
Accumulated capital gains	$XX,XXX
Tax accumulated earnings	$XX,XXX
Unrealized appreciation	$XX,XXX
Total accumulated earnings	$XX,XXX

Growth Fund
Undistributed ordinary income	$XX,XXX
Accumulated capital gains	$XX,XXX
Tax accumulated earnings	$XX,XXX
Unrealized appreciation	$XX,XXX
Total accumulated earnings	$XX,XXX

Developing World Fund
Undistributed ordinary income	$XX,XXX
Tax accumulated earnings	$XX,XXX
Accumulated capital and other losses	$XX,XXX
Unrealized appreciation	$XX,XXX
Other unrealized losses	$XX,XXX
Total accumulated losses	$XX,XXX

Participation Fund
Accumulated capital and other losses	$XX,XXX
Unrealized appreciation	$XX,XXX
Total accumulated earnings	$XX,XXX

The Funds' transfer agent must withhold and remit to the US Treasury ~~28%~~ 24% of dividends, capital gains distributions, and redemption proceeds (regardless of the extent to which gains or losses may be realized) otherwise payable to any individual or certain other non-corporate shareowner who fails to properly furnish the transfer agent with a correct Social Security or other taxpayer identification number. Withholding at that rate also is required from a Fund's dividends and capital gains distributions otherwise payable to such a shareowner who is subject to backup withholding for any other reason. Backup withholding is not an additional tax, and any amounts so withheld may be credited against a shareowner's federal income tax liability or refunded.

If the IRS determines that a Fund should be fined or penalized for inaccurate or missing or otherwise inadequate reporting of a Tax Identification Number, the amount of the IRS fee or penalty will be directly assessed to the shareowner account involved.

Dividends a Fund pays to a foreign shareowner, other than (1) dividends paid to a foreign shareowner whose ownership of shares is effectively connected with a US trade or business the shareowner carries on and (2) capital gains distributions paid to a non-resident alien individual who is physically present in the United States for no more than 182 days during the taxable year, generally will be subject to a federal withholding tax of 30% (or lower treaty rate). For Fund tax years before January 1, 2015, short-term capital gains dividends, if properly designated by a Fund, are exempt from that tax. It is possible that future legislation will extend these rules to later periods.

INVESTMENT IN THE SUBSIDIARY

The Participation Fund will invest up to 25% of its total assets (by value) in the Subsidiary which is expected to provide the Fund with exposure to sukuk, murahaba and wakala within the limitations of the Income Requirement. The Subsidiary will be classified as a corporation for federal tax purposes and, as a foreign corporation, generally will not be subject to federal income taxation unless it is engaged in a U.S. trade or business. A foreign corporation that is not a dealer in stocks, securities, or commodities may engage in the following activities without being deemed to be so engaged: (1) trading in stocks or securities (including contracts or options to buy or sell securities) for its own account; and (2) trading in commodities that are "of a kind customarily dealt in on an organized commodity exchange . . . if the transaction is of a kind customarily consummated at such place" for its own account. It is expected that the Subsidiary will conduct its securities trading activities to comply with the foregoing.

In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to federal income tax at a flat rate of 30% (or lower treaty rate) on the gross amount of certain U.S.-source income, including dividends and certain interest income, which is not effectively connected with a U.S. trade or business. There is no tax treaty in force between the United States and the Cayman Islands that would reduce the 30% rate. The 30% tax does not apply to U.S.-source capital gains (whether long-term or short-term), interest paid to a foreign corporation on its deposits with U.S. banks, or "portfolio interest" (which includes interest, including OID, on certain obligations in registered form and, under certain circumstances, interest on bearer obligations).

The Subsidiary will be a "controlled foreign corporation" ("CFC") if, on any day of its taxable year, more than 50% of the voting power or value of its stock is directly, indirectly, or constructively owned by "United States shareholders." A United States shareholder is defined as a "United States

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person" (as defined in Code section 957(c)) who directly, indirectly, or constructively owns 10% or more of the total combined voting power or 10% or more of the total value of all classes of a foreign corporation's voting stock. Because the Fund is a United States shareholder of the Subsidiary - it is a United States person that owns and will continue to own at least 10% of the voting power or 10% or more of the total value of the Subsidiary's stock - that owns all of the Subsidiary's stock, the Subsidiary thus is a CFC. As a United States shareholder, the Fund annually is required to include in its gross income all of the Subsidiary's "subpart F income" - which includes interest, OID, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans, net payments received with respect to equity swaps and similar derivatives, and net gains from transactions (including futures and forwards) in commodities and is expected to constitute all of the Subsidiary's income - regardless of whether the Subsidiary distributes that income to the Fund. The Fund's recognition of the Subsidiary's subpart F income increases its tax basis in its stock in the Subsidiary. Distributions by the Subsidiary to the Fund, if any, will be tax-free, to the extent of its previously undistributed subpart F income, and will correspondingly reduce the Fund's tax basis in the Subsidiary's stock. Subpart F income is generally treated as ordinary income, regardless of the character of the Subsidiary's underlying income.

UNDERWRITERS

Effective July 19, 2013, the Trust entered into a distribution agreement with Saturna Brokerage Services, Inc. (the "distributor"), a broker-dealer registered under the Securities Exchange Act of 1934, pursuant to which distributor acts as principal underwriter of the Funds' shares for sale to the public. The distributor is a member of the the Financial Industry Regulatory Authority and a wholly-owned subsidiary of Saturna Capital Corporation. All employees of the distributor are also employees of the adviser. Additionally, the Trust has adopted a Rule 12b-1 Plan, under which the distributor is reimbursed by the Trust on a monthly basis at a rate of up to 0.25% annually of the Funds' average daily net assets applicable to Investor Shares to finance the distribution of Income Fund, Growth Fund, Developing World Fund, and Participation Fund Investor Shares and to furnish services to owners of Investor Shares. See Rule 12b-1 Plan on page 16 for more information.

In accordance with its contract with the Trust, the distributor devotes appropriate efforts to effect the sales of shares of each of the Funds, but is not obligated to sell any certain number of shares. The offering of shares is continuous.

FINANCIAL STATEMENTS

The most recent audited annual report accompanies this Statement of Additional Information.

There is incorporated by reference into this Registration Statement the following financial information in the Annual Report to shareowners for the fiscal year ended May 31, 2018:

  Report of Tait, Weller & Baker LLP, Independent Registered Public Accounting Firm
  Statements of Assets and Liabilities as of May 31, 2018
  Financial Highlights — Years ended May 31, 2018, 2017, 2016, 2015, and 2014
  Statements of Operations — Year ended May 31, 2018
  Statements of Changes in Net Assets — Years ended May 31, 2018, and 2017
  Investments — As of May 31, 2018
  Notes to Financial Statements

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